Exhibit 99.1

2022 BIONOMICS ANNUAL REPORT

Director’s Report

2

Executive Chairman's Report

Dear Shareholders,

This past year has been one of monumental progress for Bionomics against a backdrop that has included a global pandemic and ongoing geopolitical uncertainty. This progress has been a transition from turning the Company around to focusing on once again being a clinical stage company with multiple ongoing Phase 2 efficacy and safety studies, securing funding to execute on these opportunities and beyond, and doing so on an elevated global stage.

Bionomics’ strength lies in our stated strategy of executing on a balanced business model between proprietary drug development and external collaborations. With our lead compound having already entered the clinic in a Phase 2b Post-Traumatic Stress Disorder trial (the ATTUNE Study) in July 2021, Bionomics’ ability to identify further potential clinical applications for BNC210 and using that to expand the development pipeline in pursuing Social Anxiety Disorder has resulted in greater potential value creation and increased balance and risk mitigation across the business.

The mechanistic rationale, commercial opportunity, and regulatory endorsement behind the acute treatment of Social Anxiety Disorder is well-founded on the breadth of data generated for BNC210 in previous clinical trials in a Panic setting and in Generalised Anxiety Disorder patients, as well as the US Food and Drug Administration granting BNC210 Fast Track designation in November 2021 for this indication. However, the pipeline expansion and starting a second Phase 2 trial in Social Anxiety Disorder (the PREVAIL Study) in January 2022 would not have been possible without successful capital raising efforts and commitment from existing investors. In carrying out this strategy, Bionomics completed its US Initial Public Offering (IPO) and Nasdaq listing in December 2021 to aide in unlocking the full potential value for shareholders over the long-term while boosting our global visibility and strategic positioning.

With the heightened visibility and a strengthened balance sheet resulting from the US IPO, we have focused on increasing awareness of the ongoing studies and important upcoming readouts expected over the next four quarters (topline data for PREVAIL and ATTUNE Studies projected for calendar year end 2022 and mid-2023, respectively) while our strategic collaboration with Merck remains active with two compounds in ongoing clinical trials evaluating potential treatments for cognitive impairment in conditions such as Alzheimer’s disease, schizophrenia and attention deficit hyperactivity disorder.

We are excited about the large markets and unmet needs we are pursuing and plan to continue executing to the best of our ability in working to deliver new therapies for these patients. As the focus remains on advancing our studies towards potentially transformational readouts, we are motivated to strengthen our board of directors and building out the management team in order to achieve the full potential of our programs. We are enthusiastic about what the future holds and the opportunity to find therapies for patients who are suffering from debilitating central nervous system disorders while building value for our shareholders along the way.

Yours sincerely,

Errol De Souza

Executive Chairman

1

Executive Chairman's Report

In accordance with the Corporations Act 2001, the directors of Bionomics Limited (“Company”) report on the Company and the consolidated entity, being the Company and its controlled entities (“Group”), for the year ended 30 June 2022 (“the year” or “the period”).

Directors

The following persons were Directors of Bionomics Limited during the period and up to the date of this report:

•
Dr Errol De Souza, Executive Chairman
•
Mr David Wilson, Non-Executive Director
•
Mr Alan Fisher, Non-Executive Director
•
Mr Aaron Weaver, Non-Executive Director
•
Dr Jane Ryan, Non-Executive Director
•
Mr Miles Davies, Non-Executive Director (appointed 1 July 2021)
•
Mr Mitchell Kaye, Non-Executive Director (resigned on 31 December 2021)

Except as noted, the above-named Directors held their current positions for the whole of the financial year and since the end of the financial year.

Principal Activities

The principal activities of the Group during the period were the development of novel drug candidates focused on the treatment of central nervous system ("CNS") disorders.

Financial Performance

The operating loss after tax for the year ended 30 June 2022 increased to $21,759,358 compared to $8,697,037 for the year ended 30 June 2021, an increase of $13,062,321 mainly as a result of:

•
Revenue for the year increased by $263,634, compared to $nil for the previous year due to the receipt of a license fee.
•
Other income for the year increased by $4,499,888 to $5,808,231, compared to $1,308,343 for the previous year. The increase is as a result of an increase in eligible expenditure that qualified for the Government research and development incentive, offset by a decrease in rent income and Government COVID-19 assistance.
•
Other (losses) and gains for the year decreased by $4,854,946 to a net loss of $582,015, compared to a net gain of $4,272,931 for the previous year. The change is due to changes in the fair value of contingent consideration and unrealised and realised foreign exchange gains due to movement in foreign exchange rates over the year ended 30 June 2022.
•
Research and development expenses for the year increased by $10,236,696 to $15,998,999, compared to $5,762,303 for the previous year. The increase is as a result of starting the ATTUNE Phase 2b Post-Traumatic Stress Disorder ("PTSD") clinical trial in the United States ("US") during July 2021 and the PREVAIL Phase 2 Social Anxiety Disorder ("SAD") clinical trial in the US during January 2022.
•
Administrative expenses for the year increased by $3,025,6534 to $7,398,476, compared to $4,372,823 for the previous year, mainly due to:
o
an increase in employee share-based payment expenses due to the issue of share options to the Executive Chairman;
o
an increase in staff and consultant expenses;
o
an increase in the Executive Chairman consultancy fee due to the new employment contract, and
o
one-off expense in the year resulting from fees paid to external consultants for the Contingent Value Rights transaction that did not proceed.
•
Occupancy expenses for the year decreased by $1,009,974 to $262,440, compared to $1,272,414 for the previous year as a result of the Company moving to new premises in June 2021.

Executive Chairman's Report

•
Compliance expenses for the year increased by $2,122,623 to $3,736,936, compared to $1,614,313 for the previous year, mainly due to:
o
an increase in insurance expense as a result of listing on Nasdaq following the US initial public offering ("IPO"), and
o
an increase in audit fees due to the US IPO audit under Public Company Accounting Oversight Board (United States) ("PCAOB") requirements and, PCAOB and Australian statutory audit requirements in the current year compared to only statutory audit requirements for the previous year.
•
Finance expenses for the year decreased by $1,399,720 to $44,165 compared to $1,443,885 for the previous year due to the bank and equipment loans being fully repaid during April 2021.

Financial Position

The Group’s statement of financial position includes the following key balances:

•
Consolidated cash balances as at June 30, 2022 of $33,564,857 (2021: $28,499,449), and
•
Research and development incentives receivable of $6,719,761 (2021: $928,073) relating to the Group’s expected R&D tax incentives from the Australian Government for research and development expenditure incurred on approved projects.

During the year, the Company completed a US IPO and Nasdaq listing. The net proceeds raised of $26,670,801 was due to participation by US and Europe investors. The Company is now dual‑listed on the Australian Securities Exchange ("ASX") and Nasdaq where its American Depositary Shares ("ADSs") are listed at a ratio of 180 ordinary shares to one ADS.

Review of Operations

Bionomics is a clinical stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious CNS disorders with high unmet medical need.

Ion Channel Expertise to Drive Growth

Ion channels serve as important mediators of physiological function in the CNS, and the modulation of ion channels influences neurotransmission that affects downstream signaling in the brain. The a7 nicotinic acetylcholine (“ACh”) receptor (“a7 receptor”) is an ion channel that plays an important role in modulating emotional responses and cognitive performance. Utilising our expertise in ion channel biology and translational medicine, we are developing orally active small molecule negative allosteric modulators (“NAMs”) and positive allosteric modulators (“PAMs”) of the a7 receptor to treat anxiety related disorders and cognitive dysfunction disorders, respectively.

BNC210 Proprietary Pipeline Expansion and Continued Development

Bionomics is advancing its lead product candidate, BNC210, an oral proprietary selective NAM of the a7 receptor, for the acute treatment of SAD and chronic treatment of PTSD.

Bionomics previously announced that as part of its broader pipeline expansion strategy and based on anti-anxiety efficacy signals in Generalised Anxiety Disorder (“GAD”) patients, it would proceed with evaluating BNC210 as an acute treatment in SAD. The decision to pursue this indication was further supported by data for BNC210 in a placebo-controlled Phase 1 study showing anxiety reductions as indicated by lowered number of panic symptoms and panic symptom intensity in a translational model utilising cholecystokinin tetrapeptide ("CCK-4") induced panic attacks in healthy volunteers. BNC210’s activity in the brain is well supported with various biomarker studies, including an earlier Phase 1b study demonstrating lowering of nicotine-induced electroencephalogram ("EEG") signals in healthy volunteers as well as in the Phase 2 study in GAD patients demonstrating reductions in hyperactivity in the amygdala, the region of the brain responsible for emotional control, when exposed to fear-inducing triggers.

In November 2021, the Company announced that it had received US Food and Drug Administration (“FDA”) clearance to proceed with evaluating BNC210 for the acute treatment of SAD in a Phase 2 clinical trial named the PREVAIL study. On 1 December 2021, the Company announced that the FDA had granted Fast Track designation to the

Executive Chairman's Report

BNC210 development program for the acute treatment of SAD and other anxiety-related disorders. In January 2022, the Company announced that it had initiated its Phase 2 clinical trial (“the PREVAIL study”) to evaluate BNC210 for the acute treatment of SAD, with topline results expected by the end of 2022. The PREVAIL study is evaluating two doses of the oral tablet formulation of BNC210 compared to placebo as an acute treatment for SAD in approximately 150 patients.

Additionally, Bionomics continued its ongoing development of BNC210 in PTSD with the start of its Phase 2b ATTUNE study, a randomised, double-blinded, placebo-controlled clinical trial evaluating BNC210 oral tablet monotherapy treatment in approximately 200 PTSD patients over a 12-week treatment period (“the ATTUNE study”). The ATTUNE study followed an earlier announcement of positive pharmacokinetic (“PK)” results from a 7-day dosing study in healthy volunteers using the newly developed solid dose oral tablet formulation of BNC210. Bionomics initiated the ATTUNE study in July 2021 and expects to have topline data in mid-2023. In November 2019, the FDA granted Fast Track designation to the BNC210 development program for the treatment of PTSD and other trauma-related and stressor-related disorders.

The Company’s expertise in ion channels and approach to develop allosteric modulators have been validated through its strategic partnership with Merck Sharpe & Dohme ("MSD", known as Merck in the US and Canada) for our a7 receptor PAM program, which targets a receptor that has garnered significant attention for treating cognitive deficits. This partnership enables Bionomics to maximise the value of its ion channel and chemistry platforms and develop transformative medicines for patients suffering from cognitive disorders such as Alzheimer’s disease.

Novel Approach in Large Market with Significant Unmet Need

There remains a significant unmet medical need for over 22 million patients in the US alone suffering from SAD and PTSD. Current pharmacological treatments include certain antidepressants and benzodiazepines, and there have been no new FDA approved therapies in these indications in nearly two decades. These existing treatments have multiple shortcomings, such as a slow onset of action of antidepressants, and significant side effects in both classes of drugs. BNC210 has been observed in clinical trials to have a fast onset of action and has demonstrated anti-anxiety and antidepressant effects but without many of the limiting side effects observed with benzodiazepines, selective serotonin reuptake inhibitors (“SSRIs”) and serotonin and norepinephrine reuptake inhibitors (“SNRIs”).

Strong Ongoing Collaboration with MSD

Bionomics’ collaboration with MSD for therapeutic candidates for the treatment of cognitive dysfunction in Alzheimer’s disease and other CNS conditions continues to progress through clinical development.

In June 2014, the Company entered into a research collaboration and license agreement with MSD to develop a7 receptor PAMs targeting cognitive impairment in conditions such as Alzheimer’s disease, Parkinson’s disease, schizophrenia and attention deficit hyperactivity disorder (“ADHD”). Under the 2014 agreement, MSD is funding all research and development activities, including clinical development and worldwide commercialisation of any products developed from the collaboration. The Company received an upfront payment of US$20 million at the inception of the collaboration and another US$10 million in February 2017 when the first compound from the collaboration entered Phase 1 clinical trials and may receive up to an additional US$476 million in development and commercialisation milestone payments (US$506 million in total), in addition to royalties from sales of the product(s).

The MSD collaboration currently includes two candidates that are in early-stage Phase 1 safety and biomarker clinical trials for treating cognitive impairment. The first compound has completed Phase 1 safety clinical trials in healthy subjects and is currently undergoing biomarker studies. In 2020, a second molecule that showed an improved potency profile in preclinical animal models was advanced by Merck under this collaboration into Phase 1 clinical trials.

Leveraging Value of Legacy Oncology Assets

Bionomics continued limited activities to maximise the value of our legacy oncology programs BNC101 and BNC105 through external funding of clinical development and divestment/out-licensing.

Executive Chairman's Report

The Company entered into an exclusive agreement to license its BNC101 oncology drug candidate to Carina Biotech ("Carina"), for the development of Chimeric Antigen Receptor T cell ("CAR-T") therapy, which harnesses the body’s immune system to fight cancer. BNC101 is a humanised monoclonal antibody to LGR5, which is overexpressed in cancer stem cells within solid tumours, including colorectal, breast, pancreatic, ovarian, lung, liver and gastric cancers, and has the potential to guide CAR-T therapeutic development. Under the worldwide, exclusive License Agreement, Carina is obliged to fund all research and development activities. Bionomics is eligible to receive up to $118 million in clinical & development milestones plus royalty payments if Carina fully develops and markets the new therapy. In the event that Carina sub-licenses the CAR-T treatment, Bionomics is eligible to share in the sub-licensing revenues in early clinical development and receive a substantial double-digit portion of the revenues in later stages of clinical development.

In May 2022, Carina announced that it had appointed the Australian-based organisation, Cell Therapies, to undertake Good Manufacturing Processes ("GMP") manufacture of its LGR5 CAR-T cells for a first-in-human clinical trial. Carina also announced that they had submitted their pre-Investigational New Drug ("IND") application in March of this year and are on track to file an IND application with the FDA in the second half of 2022.

An experimental Phase 2 clinical trial of Bionomics’ cancer drug candidate, BNC105, in combination with Bristol-Myers Squibb’s nivolumab (OPDIVO®) was conducted in patients with metastatic colorectal cancer. The trial, MODULATE, was sponsored by the Australasian Gastro-Intestinal Trials Group (“AGITG”) and supported by Bristol-Myers Squibb and was conducted at clinical oncology sites around Australia. Data from the trial, presented at the European Society for Medical Oncology Congress in September 2021 showed that the combination treatment of BNC105 and nivolumab was well-tolerated and demonstrated anti-tumour activity with encouraging increases in Overall Survival (“OS”) but did not meet the high hurdle of Response Rate (“RR”) in this small cohort of patients. Ongoing studies are examining the impact of the treatment combination on the tumour micro-environment.

Financing Activities

With Bionomics’ strategy of expanding the profile of the Company globally and more effectively accessing the US capital markets, the Company completed a US IPO of ADSs and Nasdaq listing in December 2021.

The gross proceeds from the capital raising were US$20 million, before deducting underwriting discounts and commissions and other IPO expenses payable by Bionomics. The ADSs began trading on the Nasdaq Global Market on 16 December 2021 under the ticker symbol "BNOX”. With the underwriters exercising their option on 6 January 2022 to purchase additional ADSs in connection with the IPO, the total gross proceeds were US$23 million, before deducting underwriting discounts and commissions and other offering expenses payable by Bionomics. Bionomics is now dual‑listed on the ASX and Nasdaq, where its ADSs are listed at a ratio of 180 ordinary shares to one ADS.

Near-term Outlook

Bionomics remains focused on the development of its ongoing clinical programs in BNC210 and is closely managing both of its ongoing PREVAIL and ATTUNE clinical studies with upcoming topline data readouts around the end of 2022 and mid-2023, respectively. The Company is continuing to manage its Chemistry Manufacturing and Controls (“CMC”) and toxicology activities related to non-clinical development of BNC210 for planned future studies. In the ongoing effort to develop a commercial strategy, Bionomics contracted with Bluestar BioAdvisors to gain further insights into the US market potential for BNC210 as a treatment for PTSD and SAD, the results of which the Company plans to share more details of in the coming quarters.

Dividends

The Directors do not propose to make any recommendation for dividends for the current financial year. There were no dividends declared in respect of the previous financial year.

Significant Changes in the State of Affairs

There have been no significant changes in the state of affairs of the Group during the financial year.

Executive Chairman's Report

Subsequent Events

On 15 July 2022, the Company issued 7,700,000 share options to subscribe for 7,700,000 shares at $0.0543 per share, under the Employee Equity Plan that was approved by shareholders at the Annual General Meeting held on 2 December 2021, including 7,500,000 share options that were issued to key management personnel (KMP). 25% of the Options vest at the end of 12 months following the Offer Date (8 July 2022), and 75% vest in 12 substantially equal instalments (6.25%) on the last day of each calendar quarter over the 4-year period following the end of the initial 12 months following the Offer Date. The share options expire on the date that is 5 years following each vesting date.

Details of share options that were issued to the KMPs are set out below:

KMP	Number
Mr Adrian Hinton	2,000,000
Mr Connor Bernstein	3,500,000
Ms Liz Doolin	2,000,000

On 5 August 2022, the Company received $2,085,453 research and development tax incentive refund relating to the financial year ended June 2021, which as at 30 June 2022 is included as part of the Research and Development Incentives Receivable, in the Consolidated Statement of Financial Position.

There are no other matters or circumstances that have arisen since the end of the financial year which significantly affect or may significantly affect the results of the operations of the Group.

Impact of COVID-19

Details about the impact of COVID-19 are disclosed in Note 34 to the Financial Statements.

Likely Developments and Expected Results of Operations

The Group will continue to undertake drug and clinical development and will seek to commercialise the outcomes.

Environmental Regulation

The Group is subject to environmental regulations and other licenses in respect of its facilities in Australia. The Group is subject to regular inspections and audits by responsible State and Federal authorities. The Group was in compliance with all the necessary environmental regulations throughout the year ended 30 June 2022 and no related issues have arisen since the end of the financial year to the date of this report.

Unissued Shares

Information relating to shares under option or warrants is set out in Note 21 to the financial statements. The total number of shares under option as at 30 June 2022 was 79,056,617 under the Employee Equity Plan ("EEP"), Employee Share Option Plan ("ESOP") and other offers. The total number of shares under warrants as at 30 June 2022 was 142,000,000.

The holders of these options or warrants do not have the right, by virtue of the option, to participate in any share issue, dividend or voting of members of the Company.

On 2 December 2021 the Company issued 61,216,767 share options to KMPs, details of which are disclosed on page 12 and 15 of this Report.

Since the end of the year and up to the date of this report:

•
15,000 share options lapsed and no warrants lapsed.
•
On 15 July 2022, the Company issued 7,700,000 share options to subscribe for 7,700,000 shares at $0.0543 per share under the Employee Equity Plan, details are disclosed in Note 33 to the Financial Statements.

Shares Issued on the Exercise of Options and Warrants

During the year ended 30 June 2022 or up to the date of this report, 10,000,000 ordinary shares of Bionomics were issued on the exercise of options granted under the Company's equity incentive plans or on the exercise of warrants.

Executive Chairman's Report

Insurance of Directors and Officers

During the financial year, the Company paid a premium to insure the Directors and Officers ("D&O") of the Company. Under the terms of this policy, the premium paid by the Company is not permitted to be disclosed.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the D&O in their capacity as D&O of the Company, and any other payments arising from liabilities incurred by the D&O in connection with such proceedings, other than where such liabilities arise out of conduct involving a willful breach of duty by the D&O or the improper use by the D&O of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

The Company has not otherwise, during or since the end of the financial year, except to the extent permitted by law, indemnified or agreed to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor.

Non-Audit Services

The Company may decide to employ the external auditor on assignments additional to their statutory audit duties where the external auditor’s expertise and experience with the Group are important. Details of the amounts paid to the external auditor for audit and non-audit services provided during the year are set out in Note 29 to the financial statements. The Board has considered the position and, in accordance with the advice received from the Audit and Risk Management Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for external auditors imposed by the Corporations Act 2001.

Auditor’s Independence Declaration

The auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included after this report.

Information on Directors

DR ERROL DE SOUZA PhD

Executive Chairman from 12 November 2018

Non-Executive Director appointed 28 February 2008

Experience and Expertise

Dr De Souza is a leader in the development of therapeutics for treatment of central nervous system (CNS) disorders. He has substantial experience as an executive in the biopharmaceutical industry, having founded companies (Neurocrine Biosciences Inc.) and served as President and CEO of several public (Biodel Inc.; Synaptic Pharmaceutical Corp.) and private (Archemix Corp. and Neuropore Therapies Inc.) biotech companies. Dr De Souza has raised several hundred million dollars in capital in private and public sectors and has taken companies public (Neurocrine Biosciences IPO) and sold companies (Synaptic sale to Lundbeck) to provide liquidity and build shareholder value. Over Dr De Souza’s career, he has served in a number of high-ranking R&D roles, including SVP and US head of R&D for Aventis (1998-2002), co-founder and EVP of R&D at Neurocrine (1992-1998) and Head of CNS at DuPont Merck (1990–1992).

Dr De Souza has served on multiple editorial boards, National Institutes of Health (NIH) Committees and is currently a Director of several public and private companies and currently serves as a member of the board of directors of Catalyst Biosciences, Inc. (CBIO), Cyclerion Therapeutics (CYCN) and Royalty Pharma plc (RPRX). He has previously served on the board of directors of several public companies including IDEXX Laboratories (IDXX), Neurocrine Biosciences (NBIX), Palatin Technologies (PTN) and Synaptic Pharmaceuticals (SNAP).

Current Directorships (in addition to Bionomics Limited)

Listed companies: Director of Catalyst Biosciences Inc. (NASDAQ: CBIO), Cyclerion Therapeutics (NASDAQ:CYCN) and Royalty Pharma plc. (NASDAQ: RPRX).

Executive Chairman's Report

Former Listed Directorships in Last Three Years

Nil

Special Responsibilities

Executive Chairman

Interests in Shares and Options at Date of Report

366,698 ordinary shares in Bionomics Limited

73,716,767 unlisted options over ordinary shares in Bionomics Limited

Mr David Wilson

Non-Executive Director

Appointed 16 June 2016

Experience and Expertise

Mr Wilson is Chairman and founding partner of WG Partners LLP and has over 35 years' experience in investment banking in the City of London. Previously Mr Wilson was CEO of Piper Jaffray Ltd, where he also served as Global Chairman of Healthcare and on the Group Leadership Team. Mr Wilson has held senior positions at ING Barings as Joint Head of UK Investment Banking Group, Deutsche Bank as Head of Small Companies Corporate Finance and UBS as Head of Small Companies Corporate Broking. Mr Wilson was previously Senior Independent Director of Optos plc prior to its successful sale of Nikon Corporation for approximately $400 million as well as a Non-Executive Director of BerGenBio AS.

Current Directorships (in addition to Bionomics Limited)

Nil

Former Listed Directorships in Last Three Years

Nil

Special Responsibilities

Member of the Audit and Risk Management Committee

Chair of the Nomination and Remuneration Committee

Interests in Shares and Options at Date of Report

251,939 ordinary shares in Bionomics Limited

500,000 unlisted options over ordinary shares in Bionomics Limited

Mr Alan Fisher BCom, FCA, MAICD

Non-Executive Director

Appointed 1 September 2016

Experience and Expertise

Mr Fisher is an experienced corporate advisor and public company director. He has a proven track record for implementing strategies that enhance shareholder value. His main areas of expertise include mergers and acquisitions, public and private equity raisings, business restructurings and strategic advice.

Current Directorships (in addition to Bionomics Limited)

Listed: Non-Executive Director and Chair of Centrepoint Alliance Limited (ASX:CAF) and IDT Australia Limited (ASX:IDT); Non-Executive Director and Chair of the Audit and Risk Committee of Thorney Technologies Limited (ASX:TEK).

Former Listed Directorships in Last Three Years

Simavita Limited (formerly ASX:SVA).

Executive Chairman's Report

Special Responsibilities

Member of the Nomination and Remuneration Committee

Chair of the Audit and Risk Management Committee

Interests in Shares and Options at Date of Report

100,000 ordinary shares in Bionomics Limited

500,000 unlisted options over ordinary shares in Bionomics Limited

MR AARON WEAVER CFA, LLM

Non-Executive Director

Appointed 6 July 2020

Experience and Expertise

Mr Weaver is a Principal at Apeiron Investments Group Ltd ("Apeiron"), focused on the life sciences and technology sector. From 2013 - 2017, he was an investment banker at Credit Suisse Group AG in London within the Capital Markets Solutions team, advising on capital structuring and issuances for a full spectrum of corporate issuers from pre-revenue companies to public listed companies. He was a capital markets solicitor at Allen & Overy LLP, London from 2007 - 2013. Mr Weaver currently serves on the board of Bionomics as Apeiron’s nominee. He holds a Master of Law from the Queensland University. He is a Chartered Financial Analyst (“CFA”) and a registered solicitor in the United Kingdom.

Current Directorships (in addition to Bionomics Limited)

MagForce AG, LEAF4Life LLC, Alto Neuroscience, Endogena Therapeutics, Inc., Rejuveron Life Sciences AG.

Former Listed Directorships in Last Three Years

Nil

Special Responsibilities

Nil

Interests in Shares and Options at Date of Report

Nil ordinary shares in Bionomics Limited

Nil unlisted options over ordinary shares in Bionomics Limited

DR JANE RYAN PhD, MAICD

Non-Executive Director

Appointed 1 October 2020.

Experience and Expertise

Dr Ryan has over 30 years of international experience in the pharmaceutical and biotechnology industries having worked in Australia, US and UK. She has held senior executive roles in management of research and development programs as well as business development and alliance management. Throughout her career, she has led many successful fundraising campaigns and licensing initiatives including the awarding of a $230m US Government contract.

Current Directorships (in addition to Bionomics Limited)

Non-Executive Director of Anatara Lifesciences Ltd (ASX:ANR).

Non-Executive Director of IDT Australia (ASX:IDT)

Former Listed Directorships in Last Three Years

Nil

Special Responsibilities

Member of the Audit and Risk Management Committee from 1 October 2021

Member of the Nomination and Remuneration Committee from 1 October 2021

Executive Chairman's Report

Interests in Shares and Options at Date of Report

No ordinary shares in Bionomics Limited

500,000 unlisted options over ordinary shares in Bionomics Limited

__________________________________________________________________________________

MR PETER MILES WINSTON DAVIES (MILES DAVIES)

Non-Executive Director

Appointed 1 July 2021.

Experience and Expertise

Mr Davies is a 15-year veteran of the financial services industry with deep multi-sector and multi-function experience. He has a proven track record in advising private and public company Board of Directors and shareholders of businesses that range in Enterprise Value size of $100m to $5bn. He has completed numerous M&A transactions across a variety of sectors including healthcare, along with strong experience in capital raising and restructuring opportunities during his time at Rothschild & Co.

Mr Davies is currently an Investment Professional at Apeiron Investments Group Ltd and is Chief Business Officer for Leaf4Life Inc

Current Directorships (in addition to Bionomics Limited)

Nil

Former Listed Directorships in Last Three Years

Nil

Special Responsibilities

Nil

Interests in Shares and Options at Date of Report

269,984 ordinary shares in Bionomics Limited

No unlisted options over ordinary shares in Bionomics Limited

________________________________________________________________________________

COMPANY SECRETARY

Ms Irwin joined Bionomics as the Company Secretary in April 2021. Ms Irwin is a Fellow of the Governance Institute of Australia with over 14 years Corporate Secretariat & company secretarial experience within several industry sectors including Resources, Energy and Bioscience. She specialises in ASX statutory reporting, ASX compliance, Corporate Governance and board and secretarial support. Ms Irwin is appointed Company Secretary on a number of ASX listed companies and has vast experience working with listed entities bringing a strong background of working with growing companies.

Ms Irwin also has over 15 years’ financial experience in business and commercial analyst roles at various BHP mining and minerals extraction operations

Meetings of Directors

The following table sets out the number of Directors’ meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director (while they were a Director or Committee Member). During the financial year, 8 Board meetings, 5 Audit and Risk Committee Meetings and 7 Nomination and Remuneration Committee meetings were held.

Executive Chairman's Report

	Meetings of Directors		Meetings of Audit and Risk Management (ARM) Committee		Meetings of the Nomination and Remuneration Committee
	Held	Attended	Held	Attended	Held	Attended
Dr Errol De Souza	8	8
Mr David Wilson	8	8	5	5	7	7
Mr Alan Fisher	8	8	5	5	7	7
Mr Aaron Weaver	8	7
Dr Jane Ryan	8	8	5	5	7	7
Mr Miles Davies	8	6
Mr Mitchell Kaye	5	5

Remuneration Report (audited)

This remuneration report, which forms part of the Directors’ Report, sets out information about the remuneration of the Company’s Key Management Personnel ("KMP") for the financial year ended 30 June 2022. The term ‘KMP’ refers to those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any Director (whether executive or otherwise) of the Group. The prescribed details for each person covered by this report are detailed below under the following headings:

1.
Key Management Personnel
2.
Remuneration Policy
3.
Relationship Between the Remuneration Policy and Company Performance
4.
Remuneration of Key Management Personnel
5.
Key Terms of Service Agreements
6.
Key Management Personnel holding in fully paid ordinary shares and share options

1.
Key Management Personnel

The Directors and other KMPs of the consolidated entity during or since the end of the financial year were:

Directors	Position
Dr Errol De Souza	Executive Chairman
Mr David Wilson	Non-Executive Director
Mr Alan Fisher	Non-Executive Director
Mr Mitchell Kaye	Non-Executive Director
Mr Aaron Weaver	Non-Executive Director
Dr Jane Ryan	Non-Executive Director
Mr Miles Davies (appointed 1 July 2021)	Non-Executive Director
Mr Mitchell Kaye (resigned 31 December 2021)	Non-Executive Director

Other KMP	Position
Mr Adrian Hinton	Acting Chief Financial Officer
Mr Connor Bernstein	Vice President Strategy and Corporate Development
Ms Liz Doolin	Vice President Clinical Development

Except as noted, the named persons held their current positions for the whole of the financial year and since the end of the financial year.

2.
Remuneration Policy

Non-Executive Director Remuneration Policy

The non-executive Directors’ fee pool is reviewed from time to time, taking into account comparable remuneration data for the biotechnology sector provided by an independent remuneration consultancy. Non-executive Directors’ fees are determined within an aggregate Directors’ fee pool limit that is approved by shareholders. The current aggregate non-executive Directors’ fee pool limit is $750,000 per annum and was

Executive Chairman's Report

approved by shareholders at the EGM on 26 August 2020. This amount (or some part of it) is to be divided among the non-executive Directors as determined by the Board and reflecting the time and responsibility related to the Board and Committees. The Group does not provide for retirement allowances to its non-executive Directors.

There was no increase in non-executive Board fees during the financial year. Fees for non-executive Directors are $77,000 per annum with a Committee Chair receiving an additional $10,000 per annum (inclusive of superannuation).

The total fees paid to non-executive Directors for the year ended 30 June 2022 was $435,000 compared to the aggregate directors’ fee pool limit of $750,000.

Non-executive Directors may receive share options on their initial appointment to the Board or at other such times, as approved by shareholders. Any value that may be attributed to options issued to non-executive Directors is not included in the shareholder approved aggregate limit of Directors’ fees. There were no share options granted to non-executive Directors during the year.

Executive Remuneration Policy and Framework

The objective of the Group’s executive remuneration policy and framework is to ensure that the Group can attract and retain high calibre executives capable of managing the Group’s operations and achieving the Group’s strategic objectives and focus these executives on outcomes necessary for success.

The Executives total remuneration package framework comprises:

•
Base pay and benefits, including superannuation and other entitlements;
•
Performance incentives paid as shares, share options, cash or a combination thereof, and
•
Equity awards through participation in the Bionomics employee equity plans.

The combination of these comprises the executive KMP’s total remuneration.

Following any recommendation from the Nomination and Remuneration Committee, the Board reviews and approves the base pay, benefits, incentive payments and equity awards of the Executive Chairman and other executives reporting directly to the Executive Chairman.

Base Pay and Benefits

Executives receive their base pay and benefits structured as a Total Fixed Remuneration (“TFR”) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Superannuation (or local equivalent) is included in TFR. There are no guaranteed base pay increases in any executive contract.

Base pay and benefit levels are reviewed annually, and an assessment made against market comparable positions. Factors taken into account in determining remuneration include levels of remuneration in other biotechnology companies relative to the country that the executive is based in, a demonstrated record of performance, internal relativities, and the Company’s capacity to pay. An executive’s base pay and benefit levels may also be reviewed if the position’s accountabilities increase in scope and impact.

Performance Incentives

The calculation of the annual incentive award ("STI") for executive KMP is by reference to the achievement of specific milestones and targets approved by the Board. Milestones and targets generally relate to:

•
Efficiently conducting the Company’s development programs;
•
Executing Bionomics’ partnership strategy, both new and existing;
•
Demonstrating the power of Bionomics’ development capabilities, and
•
Maintaining adequate capital reserves.

Executive Chairman's Report

Milestones and targets were reviewed and recommended by the Nomination and Remuneration Committee and approved by the Board prior to the beginning of the year. The Corporate goals and targets for the current period included specific targets to support the Company achieving its overall objectives:

•
Clinical: Efficiently conduct BNC210 development program to reach key milestones with the aim of generating significant shareholder value, and
•
Demonstrate fiscal responsibility, secure the balance sheet to enable execution of the Company’s strategy beyond FY2022.

Executive positions may have bonus and/or equity opportunity targets as endorsed by the Nomination and Remuneration Committee and performance incentives may be awarded at the end of the performance review cycle upon achievement of specific Board approved (i) individual, and (ii) Company-related Key Performance Indicators ("KPIs"). Following a performance evaluation against these KPIs, the amount of possible STI payable to each executive is determined by the Board based on the Executive Chairman’s recommendation.

One hundred percent of the Executive Chairman’s performance STI is tied to the Corporate Goals, whilst other executive KMP have 50% of their performance STI tied to the achievement of Corporate goals and the remaining 50% tied to the achievement of individual goals.

The Board determined that for this financial year, Corporate targets were 100% achieved. STI bonuses were awarded to the Executive Chairman, and executive KMPs and other employees participating in the scheme. The Board may also provide for additional discretionary incentive awards subject to recommendation from the Nomination and Remuneration Committee.

The Board determines whether incentive awards should be in share options, shares and/or cash. For FY2022, the STI was paid out in cash.

During the 2022 financial year, the Nomination and Remuneration Committee made recommendations to the Board, which approved discretionary (in relation to work performed for the IPO) and STI awards for the 2022 financial year. Other than the IPO bonus paid to the Executive Chairman, those bonuses were awarded as cash. Details are below:

Executive KMP	Position	Award (STI Target % of Base Salary)	STI Achievement	Value $
Dr Errol De Souza	Executive Chairman	STI - 60% Discretionary IPO(i)	100% -	US $315,000 AUD $1,311,119
Mr Adrian Hinton	Acting Chief Financial Officer	Discretionary STI Discretionary IPO	- -	AUD $36,000 AUD $40,000
Mr Connor Bernstein	Vice President Strategy and Corporate Development	Discretionary STI Discretionary IPO	- -	US $33,750 US $50,000
Ms Liz Doolin	Vice President Clinical Development	STI - 15%	100%	AUD $34,500

(i)
During the financial year, 13,430,160 options to subscribe for 13,430,160 shares at $0.09645 per share were issued to Dr Errol De Souza, Executive Chairman, under a discretionary IPO bonus, as approved by shareholders at the Annual General Meeting on 2 December 2021. The fair value of equity issued for no cash consideration is recognised as a share-based payment expense with a corresponding increase in equity over the vesting period. Information about how the fair value was calculated for share options issued during the year is set out in Note 21 to the financial statements.

The IPO bonus options were issued on 22 December 2021, details of the issue are set out below:

Executive Chairman's Report

Number	Grant date	Expiry date	Exercise price	Vesting date	Fair vale
839,385	2-Dec-21	31-Mar-27	$0.0965	31-Mar-22	$75,545
839,385	2-Dec-21	30-Jun-27	$0.0965	30-Jun-22	$76,384
839,385	2-Dec-21	30-Sep-27	$0.0965	30-Sep-22	$77,223
839,385	2-Dec-21	31-Dec-27	$0.0965	31-Dec-22	$78,902
839,385	2-Dec-21	31-Mar-28	$0.0965	31-Mar-23	$79,742
839,385	2-Dec-21	30-Jun-28	$0.0965	30-Jun-23	$80,581
839,385	2-Dec-21	30-Sep-28	$0.0965	30-Sep-23	$81,420
839,385	2-Dec-21	31-Dec-28	$0.0965	31-Dec-23	$82,260
839,385	2-Dec-21	31-Mar-29	$0.0965	31-Mar-24	$82,260
839,385	2-Dec-21	30-Jun-29	$0.0965	30-Jun-24	$83,099
839,385	2-Dec-21	30-Sep-29	$0.0965	30-Sep-24	$83,938
839,385	2-Dec-21	31-Dec-29	$0.0965	31-Dec-24	$84,778
839,385	2-Dec-21	31-Mar-30	$0.0965	31-Mar-25	$85,617
839,385	2-Dec-21	30-Jun-30	$0.0965	30-Jun-25	$85,617
839,385	2-Dec-21	30-Sep-30	$0.0965	30-Sep-25	$86,457
839,385	2-Dec-21	31-Dec-30	$0.0965	31-Dec-25	$87,296
13,430,160					$1,311,119

The trading of equities which vest under incentive schemes is required to comply with the Company’s Securities Trading Policy. This policy prohibits any employees or Directors from entering into transactions regarding the Company’s Securities for the purpose of hedging, or otherwise transferring, limiting or minimising their economic risk to those Securities (e.g. a forward contract or a put or call option). In addition, under Section 206J of the Corporations Act, Directors and Executives are prohibited from entering into hedging transactions that have the effect of limiting their exposure to their remuneration that has either not vested or has vested but remains subject to a holding lock.

Under the Securities Trading Policy, Bionomics Personnel shall not enter into a margin loan, stock lending or any other funding arrangement to acquire any Bionomics Securities where the lender or other third party is granted a right to sell or compel the sale of all or part of those Securities.

The Board continues to review the performance assessment and incentive structure to ensure it remains effective.

3.
Relationship Between the Remuneration Policy and Company Performance

The Company’s remuneration policy aligns executive reward with the interests of shareholders. The primary focus is on growth in shareholder value through the achievement of research, development, regulatory and commercial milestones. The performance goals are not necessarily linked to financial performance measures typical of companies operating in other market segments.

Share options, shares and/or cash bonuses are granted to executive KMP based on their level of KPI achievement. Achievement of KPIs should result in increases in shareholder value.

Bionomics’ approach to its remuneration framework is designed to ensure:

•
Executives focus on meaningful KPIs;
•
The best performers receive higher reward;
•
Executives must continue to perform to realise value, and
•
Executive reward is aligned with shareholder interests.

KPIs may include (but are not limited to) successful negotiations of commercial contracts, achieving key research, development and regulatory milestones, and ensuring the availability of adequate capital to achieve stated objectives.

During the 2022 financial year, there was no direct link between the determination of remuneration and the Company’s financial performance - specifically, revenue and net (loss)/profit included in the table below or share price.

Executive Chairman's Report

The tables below set out summary information about the consolidated entity’s earnings and movements in shareholder wealth from continuing operations for the five years to 30 June 2022.

	2022 $	2021 $	2020 $	2019 $	2018 $
Revenue	263,634	-	46,946	701,486	-
Net (Loss) before tax	(21,951,166)	(8,884,464)	(6,026,587)	(10,575,594)	(26,953,853)
Net (Loss) after tax	(21,759,358)	(8,697,037)	(5,818,975)	(10,402,821)	(25,792,718)

	2022 cents	2021 cents	2020 cents	2019 cents	2018 cents
Share price at start of the financial year	19.0	5.8	3.0	53.0	40.0
Share price at end of the financial year	5.0	19.0	5.8	3.0	53.0
Dividends paid	-	-	-	-	-
Basic earnings per share	(2.0)	(1.0)	(1.0)	(2.0)	(5.0)
Diluted earnings per share	(2.0)	(1.0)	(1.0)	(2.0)	(5.0)

4.
Remuneration of Key Management Personnel

The following tables show details of the remuneration received by the Directors and the executive key management personnel of the Group for the current and previous financial years.

Directors and Other Key Management Personnel - 2022

	Short-term benefits			Post-employment	Long-term employee benefits	Share-based payments
Name	Salary and fees $	Bonus $	Annual leave $	Super-annuation $	Long service leave $	Options(iii)(iv) $	Total $
Dr Errol De Souza	768,002(v)	456,214(vi)		-	-	2,802,987	4,027,203
Mr David Wilson	87,000	-		-	-	-	87,000
Mr Alan Fisher	79,091	-		7,909	-	-	87,000
Dr Jane Ryan	70,000	-		7,000	-	16,146	93,146
Mr Aaron Weaver	77,000	-		-	-	-	77,000
Mr Miles Davies(i)	77,000	-		-	-	-	77,000
Mr Mitchell Kaye(ii)	38,500	-		-	-	-	38,500
Mr Adrian Hinton	218,182	76,000(vii)		29,598	-	-	323,780
Mr Connor Bernstein	226,898	118,081(viii)		-	-	-	344,979
Ms Liz Doolin	209,091	34,500	9,505	24,532	12,736	-	290,364
	1,850,764	684,795	9,505	69,039	12,736	2,819,133	5,445,972

(i)
Mr Miles Davies appointed 1 July 2021
(ii)
Mr Mitchell Kaye resigned 31 December 2021
(iii)
Share options do not represent cash payments to Directors and other key management personnel. Share options granted may or may not be exercised by Directors and other key management personnel
(iv)
The amounts relate to amortisation of the fair value of share options granted over the vesting period or the period of the Consultancy Agreement
(v)
Comprises Executive Chairman‘s consultancy fee $737,114 and reimbursement of health insurance $38,888
(vi)
Relating to Year Ended 2022 STI cash bonus of US$315,000 (AUD456,214).
(vii)
Relating to Year Ended 2022 STI cash bonus of $36,000 and a discretionary IPO bonus of $40,000.

Executive Chairman's Report

(viii)
Relating to Year Ended 2022 STI cash bonus of US$33,750 (AUD48,880), and a discretionary IPO bonus of US$50,000 (AUD69,201)

Directors and Other Key Management Personnel - 2021

	Short-term benefits			Post-employment	Long-term employee benefits	Share-based payments
Name	Salary and fees $	Bonus $	Annual leave $	Super-annuation $	Long service leave $	Options(viii0 (ix) $	Total $
Dr Errol De Souza	515,240(vii)	352,564		-	-	884,700	1,752,504
Mr David Wilson	87,412	-		-	-	8,431	95,843
Mr Peter Turner (i)	27,056	-		2,570	-	4,872	34,498
Mr Alan Fisher	79,452	-		7,548	-	8,700	95,700
Mr Mitchell Kaye	77,000	-		-	-	-	77,000
Dr Jane Ryan (ii)	52,740	-		5,010	-	13,921	71,671
Dr Srinivas Rao (iii)	57,750	-		-	-	-	57,750
Mr Aaron Weaver (iv)	77,000	-		-	-	-	77,000
Mr Jack Moschakis (v)	245,922	81,000	(22,012)	16,271		252,084	573,265
Mr Adrian Hinton	285,000	-		-	-	-	285,000
Mr Connor Bernstein (vi)	58,302	26,679		-	-	-	84,981
Ms Liz Doolin	200,913	45,000	16,595	20,583	14,897	125,500	423,488
	1,763,787	505,243	(5,417)	51,982	14,897	1,298,208	3,628,700

(i)
Mr Peter Turner retired 20 November 2020
(ii)
Dr Jane Ryan appointed 1 October 2020
(iii)
Dr Srinivas Rao appointed 1 October 2020
(iv)
Mr Aaron Weaver appointed 6 July 2020
(v)
Mr Jack Moschakis passed away 23 March 2021
(vi)
Mr Connor Bernstein appointed 1 April 2021
(vii)
Comprises Chairman’s fee $154,000, Executive Chairman ‘s consultancy fee $337,338 and reimbursement of health insurance $23,902.
(viii)
Share options do not represent cash payments to Directors and other key management personnel. Share options granted may or may not be exercised by Directors and other key management personnel
(ix)
The amounts relate to amortisation of the fair value of share options granted over the vesting period.

No key management personnel appointed during the period received a payment as part of his or her consideration for agreeing to hold the position prior to their appointment.

5.
Key Terms of Service Agreements

Remuneration and other terms of employment for the Executive Chairman and the other executive KMP are formalised in service agreements. Key terms of the agreements relating to remuneration are set out below:

Dr Errol De Souza, Executive Chairman

The Company has a Consultancy Agreement for the position of Executive Chairman, replacing all prior arrangements:

•
Term – 1 July 2021 to 30 June 2024
•
Fixed Remuneration of US$43,750 per month Base Salary (plus reimbursement for the cost of procuring Health Benefits in the US of up to US$22,000 for the first year of employment, and subsequently adjusted based on documented increases).
•
Target bonus potential of 60% of Base Salary, upon meeting the applicable performance criteria established by the Remuneration Committee of the Board against agreed financial, strategic and operational targets. For performance exceeding such applicable performance criteria the Annual Bonus may be increased up to 100% of Base Salary.

Executive Chairman's Report

•
Subsequent to shareholder approval, which was received on 2 December 2021, the issue of 47,786,607 share options to subscribe for 47,786,607 shares at $0.2014 per share. Those options were issued on 22 December 2021, details of the issue are set out below:

Number	Grant date	Expiry date	Exercise price	Vesting date	Fair value
2,986,663	2-Dec-21	30-Sep-26	$0.2014	2-Dec-21	$221,013
2,986,663	2-Dec-21	31-Dec-26	$0.2014	31-Dec-21	$226,986
2,986,663	2-Dec-21	31-Mar-27	$0.2014	31-Mar-22	$232,960
2,986,663	2-Dec-21	30-Jun-27	$0.2014	30 Jun-22	$235,946
2,986,663	2-Dec-21	30-Sep-27	$0.2014	30-Sep-22	$241,946
2,986,663	2-Dec-21	31-Dec-27	$0.2014	31-Dec-22	$244,920
2,986,663	2-Dec-21	31-Mar-28	$0.2014	31-Mar--23	$250,880
2,986,663	2-Dec-21	30-Jun 28	$0.2014	30-Jun-23	$253,866
2,986,663	2-Dec-21	30-Sep-28	$0.2014	30-Sep-23	$256,853
2,986,663	2-Dec-21	31-Dec-28	$0.2014	31-Dec-23	$262,826
2,986,663	2-Dec-21	31-Mar-29	$0.2014	31-Mar-24	$265,813
2,986,663	2-Dec-21	30-Jun-29	$0.2014	30-Jun-24	$268,800
2,986,663	2-Dec-21	30-Sep-29	$0.2014	31-Sep-24	$271,786
2,986,663	2-Dec-21	31-Dec-29	$0.2014	31-Dec-24	$274,773
2,986,663	2-Dec-21	31-Mar-30	$0.2014	31-Mar-25	$277,760
2,986,662	2-Dec-21	30-Jun-30	$0.2014	30-Jun-25	$280,746
47,789,607					$4,067,834

Information about how the fair value was calculated for share options issued during the year is set out in Note 21 to the financial statements.

•
Termination:
-
For Termination for Cause: the Company will pay earned but unpaid Base Salary and Annual Bonus with 1 month’s written notice.
-
For Voluntary Resignation Without Good Reason: the employee will provide 6 months’ written notice.
-
For Termination Without Cause, Redundancy or Resignation for Good Reason, the Company will:
▪
pay severance of twelve (12) months of Base Salary plus a pro rata amount of the target bonus potential to be paid in equal instalments over the following 12-month period,
▪
any outstanding equity compensation awards will fully and immediately vest with respect to any amounts that would have vested as if remaining employed for an additional 24 months, and
▪
any termination benefits in excess of the limits in the Corporations Act are subject to shareholder approval.

Mr Adrian Hinton, Acting Chief Financial Officer

•
Extension to Consultancy Agreement to 30 June 2023
•
Termination by either party on one months’ notice.

Ms Liz Doolin, Vice President Clinical Development

•
Term of agreement – open, commencing 15 September 2008.
•
Total remuneration package to be reviewed annually by the Executive Chairman and/or Chief Executive Officer and Managing Director and approved by the Board.
•
Termination by either party on one months’ notice.
•
Full vesting of unvested equity upon change of control.

Mr Connor Bernstein, Vice President Strategy and Corporate Development

The Company entered into a Consultancy Agreement with Connor Bernstein, of JB Strategy Partners LLC to perform certain professional consultancy services.

•
Term of Consultancy Agreement – Commencing 1 April 2021 to 31 March 2022, renewed automatically unless terminated in writing.

Executive Chairman's Report

•
Termination by either party on one months’ notice.
•
Part-time basis.

Share-based Payments

The fair value of equity issued for no cash consideration is recognised as a share-based payment expense with a corresponding increase in equity over the vesting period or the period of the Consultancy Agreement.

The Bionomics EEP was last approved by the Shareholders at the 2021 AGM. Employees eligible to participate in the plan are those who have been a full-time or part-time employee of the Group for a period of not less than six months or a Director of the Company.

Options granted under the Company's equity incentive plans are issued for no consideration and depending on their terms, most commonly vest equally over five years, provided a person remains employed subject to good leaver provisions (death, retrenchment or retirement). Equities issued under the EEP vest at the time of grant or upon satisfaction of conditions stipulated by the Board at that time, if any.

The amounts disclosed as remuneration relating to options are the assessed fair values at grant date of those options allocated equally over the period from grant date to vesting date. Fair values at grant date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting criteria, the impact of dilution, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The terms and conditions of each grant of options affecting remuneration of Directors and other KMP in this or future reporting periods are as follows:

Granted in prior periods
Number	Grant date	Expiry date	Exercise price	Fair value	Vesting date
Dr Errol De Souza
100,000	28-Nov-16	28-Nov-26	$0.2329	$0.2890	28-Nov-21
Mr Alan Fisher
100,000	28-Nov-16	28-Nov-26	$0.2349	$0.2890	28-Nov-21
Mr David Wilson
100,000	28-Nov-16	28-Nov-26	$0.2866	$0.2804	28-Nov-21
Dr Jane Ryan
100,000	20-Nov-20	20-Oct-26	$0.1519	$0.0890	20-Oct-21
100,000	20-Nov-20	20-Oct-27	$0.1519	$0.0950	20-Oct-22
100,000	20-Nov-20	20-Oct-28	$0.1519	$0.0990	20-Oct-23
100,000	20-Nov-20	20-Oct-29	$0.1519	$0.1030	20-Oct-24
100,000	20-Nov-20	20-Oct-30	$0.1519	$0.1070	20-Oct-25

Executive Chairman's Report

Granted in current year
Number	Grant date	Expiry date	Exercise price	Fair value	Vesting date
Dr Errol De Souza
2,986,663	2-Dec-21	30-Sep-26	$0.2014	$0.0740	30-Sep-21
2,986,663	2-Dec-21	31-Dec-26	$0.2014	$0.0760	31-Dec-21
2,986,663	2-Dec-21	31-Mar-27	$0.2014	$0.0780	31-Mar-22
2,986,663	2-Dec-21	30-Jun-27	$0.2014	$0.0790	30-Jun-22
2,986,663	2-Dec-21	30-Sep-27	$0.2014	$0.0810	30-Sep-22
2,986,663	2-Dec-21	31-Dec-27	$0.2014	$0.0820	31-Dec-22
2,986,663	2-Dec-21	31-Mar-28	$0.2014	$0.0840	31-Mar-23
2,986,663	2-Dec-21	30-Jun-28	$0.2014	$0.0850	30-Jun-23
2,986,663	2-Dec-21	30-Sep-28	$0.2014	$0.0860	30-Sep-23
2,986,663	2-Dec-21	31-Dec-28	$0.2014	$0.0880	31-Dec-23
2,986,663	2-Dec-21	31-Mar-29	$0.2014	$0.0890	31-Mar-24
2,986,663	2-Dec-21	30-Jun-29	$0.2014	$0.0900	30-Jun-24
2,986,663	2-Dec-21	30-Sep-29	$0.2014	$0.0910	30-Sep-24
2,986,663	2-Dec-21	31-Dec-29	$0.2014	$0.0920	31-Dec-24
2,986,663	2-Dec-21	31-Mar-30	$0.2014	$0.0930	31-Mar-25
2,986,662	2-Dec-21	30-Jun-30	$0.2014	$0.0940	30-Jun-25
839,385	2-Dec-21	31-Mar-27	$0.0965	$0.0900	31-Mar-22
839,385	2-Dec-21	30-Jun-27	$0.0965	$0.0910	30-Jun-22
839,385	2-Dec-21	30-Sep-27	$0.0965	$0.0920	30-Sep-22
839,385	2-Dec-21	31-Dec-27	$0.0965	$0.0940	31-Dec-22
839,385	2-Dec-21	31-Mar-28	$0.0965	$0.0950	31-Mar-23
839,385	2-Dec-21	30-Jun-28	$0.0965	$0.0960	30-Jun-23
839,385	2-Dec-21	30-Sep-28	$0.0965	$0.0970	30-Sep-23
839,385	2-Dec-21	31-Dec-28	$0.0965	$0.0980	31-Dec-23
839,385	2-Dec-21	31-Mar-29	$0.0965	$0.0980	31-Mar-24
839,385	2-Dec-21	30-Jun-29	$0.0965	$0.0990	30-Jun-24
839,385	2-Dec-21	30-Sep-29	$0.0965	$0.1000	30-Sep-24
839,385	2-Dec-21	31-Dec-29	$0.0965	$0.1010	31-Dec-24
839,385	2-Dec-21	31-Mar-30	$0.0965	$0.1020	31-Mar-25
839,385	2-Dec-21	30-Jun-30	$0.0965	$0.1020	30-Jun-25
839,385	2-Dec-21	30-Sep-30	$0.0965	$0.1030	30-Sep-25
839,385	2-Dec-21	31-Dec-30	$0.0965	$0.1040	31-Dec-25

Information about how the fair value was calculated for share options issued during the year is set out in Note 21 to the financial statements.

Options granted under the Company's employee equity incentive scheme carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share of Bionomics.

During the year or since the end of the year no Director or other KMP exercised options that were granted to them as part of their compensation.

6.
Key Management Personnel holdings in Bionomies’ Equity

Executive Chairman's Report

Fully Paid Ordinary Shares of Bionomics Limited

	Balance at 30 June 2021 Number	Granted as compensation Number	Received on exercise of options Number	Participated in Rights issue Number	Net other change Number	Balance at 30 June 2022 Number	Balance held nominally Number
Dr Errol De Souza	366,698	-	-	-	-	366,698	-
Mr David Wilson	251,939	-	-	-	-	251,939	-
Mr Alan Fisher	-	-	-	-	100,000	100,000	100,000
Dr Jane Ryan	-	-	-	-	-	-	-
Mr Aaron Weaver	-	-	-	-	-	-	-
Mr Miles Davies(i)	-	-	-	-	269,984	269,984	-
Mr Mitchell Kaye(ii)	-	-	-	-	-	-	-
Mr Adrian Hinton	-	-	-	-	70,000	70,000	-
Mr Connor Bernstein	-	-	-	-	-	-	-
Ms Liz Doolin	127,629	-	-	-	-	127,629	-

(i) Mr Miles Davies appointed 1 July 2021

(ii) Mr Mitchell Kaye resigned 31 December 2021

Share Options of Bionomics Limited

	Balance at 30 June 2021 Number	Granted as compensation Number	Exercised Number	Lapsed	Net other change Number	Balance at 30 June 2022 Number	Balance vested and exercisable at 30 June 2022 Number	Options vested during year Number
Dr Errol De Souza	12,500,000	61,216,767(iii)	-	-	-	73,716,767	26,125,422	13,725,422
Mr David Wilson	500,000	-	-	-	-	500,000	500,000	100,000
Mr Alan Fisher	500,000	-	-	-	-	500,000	500,000	100,000
Dr Jane Ryan	500,000	-	-	-	-	500,000	100,000	100,000
Mr Aaron Weaver	-	-	-	-	-	-	-	-
Mr Miles Davies(i)	-	-	-	-	-	-	-	-
Mr Mitchell Kaye(ii)	-	-	-	-	-	-	-	-
Mr Adrian Hinton	-	-	-	-	-	-	-	-
Mr Connor Bernstein	-	-	-	-	-	-	-	-
Ms Liz Doolin	1,030,000	-	-	(15,000)	-	1,015,000	1,015,000	-

(i) Mr Miles Davies appointed 1 July 2021

(ii) Mr Mitchell Kaye resigned 31 December 2021

(iii) Dr Errol De Souza received 47,786,607 share options under his Consultancy Agreement and 13,430,160 share options as an IPO bonus, as approved by shareholders on 2 December 2021.

Other Transactions with Directors and Other Key Management Personnel

There were no loans made to key management personnel.

Bionomics has a policy of avoiding any real or perceived conflict of interest with respect to related party transactions. Prospective related party transactions are reviewed by the Board including those Directors not associated with the prospective transaction. Related party Directors must have no involvement in the evaluation, negotiation or management of transactions in which they have an interest. Full disclosure is made in the Annual Report. The Company will continue to assess any prospective agreements on an arm’s length basis.

Executive Chairman's Report

This Directors’ report is signed in accordance with a resolution of Directors made pursuant to Section 298(2) of the Corporations Act 2001.

On behalf of the Directors

Errol De Souza

Executive Chairman

25 August 2022

Ernst & Young 121 King William Street Adelaide SA 5000 Australia GPO Box 1271 Adelaide SA 5001	Tel: +61 8 8417 1600 Fax: +61 8 8417 1775 ey.com/au

Auditor’s independence declaration to the directors of Bionomics Limited

As lead auditor for the audit of the financial report of Bionomics Limited for the financial year ended 30 June 2022, I declare to the best of my knowledge and belief, there have been:

a.
No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit;
b.
No contraventions of any applicable code of professional conduct in relation to the audit; and
c.
No non-audit services provided that contravene any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Bionomics Limited and the entities it controlled during the financial year.

Ernst & Young

Nigel Stevenson

Partner

25 August 2022

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

BIONOMICS LIMITED

ABN 53 075 582 740

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
for the FINANCIAL year ended 30 June 2022

The financial statement covers both Bionomics Limited ("Bionomics") as an individual entity (Note 30) and the Group consisting of Bionomics and its subsidiaries. A description of the nature of the Group's operations and its principal activities is included throughout the Annual Report and the Director's Report. The financial statements are presented in Australian dollars.

Bionomics is a company limited by shares, incorporated and domiciled in Australia. It is listed on the Australian Securities Exchange (BNO) and Nasdaq (BNOX), and its registered office is 200 Greenhill Road, Eastwood, SA 5063.

Through the internet, we have ensured that our corporate reporting is timely, complete and available globally at minimum cost to the Company. All press releases, financial statements and other information are available on our website www.bionomics.com.au

Bionomics Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the financial year ended 30 June 2022

	Note	2022 $	2021 $
Continuing Operations
Revenue	5	263,634	-
Other income	5	5,808,231	1,308,343
Other (losses) and gains	5	(582,015)	4,272,931
Expenses	6
Research and development expenses		(15,998,999)	(5,762,303)
Administration expenses		(7,398,476)	(4,372,823)
Occupancy expenses		(262,440)	(1,272,414)
Compliance expenses		(3,736,936)	(1,614,313)
Finance expenses		(44,165)	(1,443,885)
Loss before tax		(21,951,166)	(8,884,464)

Income tax benefit	7	191,808	187,427

Loss for the year		(21,759,358)	(8,697,037)

Other Comprehensive Income, Net of Income Tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		1,067,134	(1,169,171)

Total Comprehensive Loss for the Year		(20,692,224)	(9,866,208)

LOSS PER SHARE

From continuing operations
Basic loss per share	28	($0.02) (2 cent)	($0.01) (1 cent)

Diluted loss per share	28	($0.02) (2 cent)	($0.01) (1 cent)

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

Bionomics Limited

Consolidated Statement of Financial Position

for the financial year ended 30 June 2022

	Note	2022 $	2021 $
CURRENT ASSETS

Cash and cash equivalents	8	33,564,857	28,499,449
Other financial assets	9	-	435,640
Trade and other receivables	10	64,360	200,212
Research and development incentives receivable		6,719,761	928,073
Other assets	11	1,461,268	863,630
TOTAL CURRENT ASSETS		41,810,246	30,927,004

NON-CURRENT ASSETS

Property, plant and equipment	13	5,172	8,227
Right-to-use asset – rented property	14	669,358	862,716
Goodwill	15	12,868,122	12,400,743
Other intangible assets	16	9,838,274	9,945,755
Other financial assets	9	119,000	119,000
TOTAL NON-CURRENT ASSETS		23,499,926	23,336,441

TOTAL ASSETS		65,310,172	54,263,445

CURRENT LIABILITIES

Trade and other payables	17	2,786,280	1,814,390
Borrowings	18	-	-
Lease liability – rented property	19	160,040	174,218
Provisions	20	409,320	371,936
TOTAL CURRENT LIABILITIES		3,355,640	2,360,544

NON-CURRENT LIABILITIES

Lease liability – rented property	19	533,583	693,623
Provisions	20	10,460	6,782
Deferred tax liability	7(c)	1,798,625	1,842,303
Contingent consideration	31	2,699,010	1,762,656
TOTAL NON-CURRENT LIABILITIES		5,041,678	4,305,364

TOTAL LIABILITIES		8,397,318	6,665,908

NET ASSETS		56,912,854	47,597,537

EQUITY

Issued capital	21	217,695,759	190,190,147
Reserves	22	12,523,598	11,447,891
Accumulated losses		(173,306,503)	(154,040,501)

TOTAL EQUITY		56,912,854	47,597,537

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Bionomics Limited

Consolidated Statement of Changes in Equity

for the financial year ended 30 June 2022

	Issued capital	Foreign currency translation reserve	Share-based payments reserve	Accumulated losses	Total Equity
	$	$	$	$	$
Balance at 30 June 2020	148,156,005	6,288,371	7,125,413	(148,887,782)	12,682,007
Loss for the period	-	-	-	(8,697,037)	(8,697,037)
Exchange differences on translation of foreign operations	-	(1,169,171)	-	-	(1,169,171)
Total comprehensive income	-	(1,169,171)	-	(8,697,037)	(9,866,208)
Recognition of share-based payments	-	-	1,308,349	-	1,308,349
Transfer of expired options and warrants	-	-	(3,544,318)	3,544,318	-
Issue of ordinary shares under share placements	21,229,874	-	-	-	21,229,874
Issue of ordinary shares under rights issues	22,606,257	-	-	-	22,606,257
Issue of ordinary shares to employees	60,750	-	-	-	60,750
Share issue costs	(1,862,739)	-	1,439,247	-	(423,492)
Balance at 30 June 2021	190,190,147	5,119,200	6,328,691	(154,040,501)	47,597,537
Loss for the period				(21,759,358)	(21,759,358)
Exchange differences on translation of foreign operations	-	1,067,134	-	-	1,067,134
Total comprehensive income	-	1,067,134	-	(21,759,358)	(20,692,224)
Recognition of share-based payments	-	-	2,829,689		2,829,689
Transfer of expired options and warrants	-	-	(2,493,356)	2,493,356	-
Issue of ordinary shares as result of share options being exercised	27,200	-	-	-	27,200
Issue of ordinary shares as result of warrants being exercised	480,000	-	-	-	480,000
Transfer from share-based payments reserve	327,760	-	(327,760)	-	-
Issue of ordinary shares as result of US IPO	32,383,263	-	-	-	32,383,263
Share issue costs	(5,712,611)	-	-	-	(5,712,611)
Balance at 30 June 2022	217,695,759	6,186,334	6,337,264	(173,306,503)	56,912,854

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Bionomics Limited

Consolidated Statement of Cash Flows

for the financial year ended 30 June 2022

	Note	2022 $	2021 $

Cash Flows from Operating Activities
Research and development incentives received		-	2,919,541
Receipts from customers		270,975	394,815
Payments to suppliers and employees		(21,982,297)	(10,126,660)
Interest and bank fees paid		(44,165)	(726,420)

Net cash (used) by Operating Activities	27(b)	(21,755,487)	(7,538,724)

Cash Flows from Investing Activities
Interest received		12,516	4,094
Payments for other financial assets		-	(118,466)
Proceeds from disposal of other financial assets		435,640	-
Payments for purchases of property, plant and equipment		(1,544)	(1,468)
Proceeds from disposals of property, plant and equipment		175,091	35,634

Net cash provided/(used) by Investing Activities		621,703	(80,206)

Cash Flows from Financing Activities
Repayment of borrowings		-	(11,087,139)
Principal elements of lease payments		(174,218)	(779,807)
Proceeds from share issues		32,890,463	43,836,131
Payments for share issue costs		(5,720,623)	(415,479)

Net cash provided by Financing Activities		26,995,622	31,553,706

Net Increase in Cash and Cash Equivalents		5,861,838	23,934,776

Cash and cash equivalents at the beginning of the financial year		28,499,449	4,577,747
Effects of exchange rate changes on the balance of cash held in foreign currencies		(796,430)	(13,074)

Cash and Cash Equivalents at the End of the Year	27(a)	33,564,857	28,499,449

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

for the financial year ended 30 June 2022

Notes to the Financial Statements

for the financial year ended 30 June 2022

NOTE 1: GENERAL INFORMATION

Bionomics Limited (“the Company”) is a listed public company incorporated in Australia. The address of its registered office and principal place of business is as follows:

200 Greenhill Road

Eastwood, South Australia, 5063

Tel: +61 8 8150 7400

Principal Activities

The principal activities of the Company and its controlled entities (“the Group”) during the period include the development of novel drug candidates focused on the treatment of serious central nervous system disorders.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This financial report includes the consolidated financial statements and notes of the Group.

(i)
Statement of Compliance

These financial statements are general purpose financial statements which have been prepared in accordance with the Corporations Act 2001 and Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”).

For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.

Compliance with Australian Accounting Standards ensures that the financial statements and notes of the Group comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorised for issue by the Directors on 25 August 2022.

(ii)
Basis of Preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for certain non-current assets and financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars unless otherwise noted.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of AASB 2.

In addition, for financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable market inputs and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at measurement date;
•
Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for that asset or liability, either directly or indirectly, and
•
Level 3 inputs are unobservable inputs for the asset or liability.

Notes to the Financial Statements

for the financial year ended 30 June 2022

(iii)
Application of New and Revised Accounting Standards

The Group has adopted all the new and revised Standards and Interpretations issued by the AASB that are relevant to its operations and effective for an accounting period that begins on or after 1 July 2021. The adoption of these new and revised Standards and Interpretations has resulted in no significant changes to the consolidated entity’s accounting policies. Standards and Interpretations issued by the AASB that are relevant to its operations from 1 July 2022 are not expected to result in significant changes to the consolidated entity's accounting policies.

(iv)
Accounting Policies

The following significant accounting policies have been adopted in the preparation and presentation of the financial report.

(a)
Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

•
has power over the investee;
•
is exposed, or has rights, to variable returns from its involvement with the investee, and
•
has the ability to use its power to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group's accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

(b)
Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(c)
Borrowing Costs

All borrowing costs (other than transaction costs) are recognised in profit or loss in the period in which they are incurred. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(d)
Business Combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity instruments issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognised at their fair value, except that:

•
Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements, are recognised and measured in accordance with AASB 112 ‘Income Taxes’ and AASB 119 ‘Employee Benefits’, respectively;

Notes to the Financial Statements

for the financial year ended 30 June 2022

•
Liabilities or equity instruments related to share-based payment arrangements of the acquiree, or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with AASB 2 ‘Share-based Payment’ at the acquisition date, and
•
Assets (or disposal groups) that are classified as held for sale in accordance with AASB 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ are measured in accordance with that Standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a gain on bargain purchase.

Where the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration is recognised at fair value, classified as a liability which is remeasured at subsequent reporting dates in accordance with AASB 9 and AASB 137 ‘Provisions, Contingent Liabilities and Contingent Assets’ respectively, as appropriate, with the corresponding gain or loss being recognised in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

(e)
Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the consolidated statement of financial position.

(f)
Earnings/(Loss) per Share
•
Basic Earnings/(Loss) per Share
Basic earnings/(loss) per share is calculated by dividing the profit/(loss) after income tax attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

•
Diluted Earnings/(Loss) per Share
Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to options.

Notes to the Financial Statements

for the financial year ended 30 June 2022

(g)
Employee Benefits
•
Short-term and Long-term Employee Benefits
A liability is recognised for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required, and they are capable of being measured reliably. Liabilities recognised in respect of short-term employee benefits, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement. Liabilities recognised in respect of long-term employee benefits are measured as the present value of the estimated future cash outflows to be made by the Group in respect of services provided by employees up to reporting date, discounted using rates applicable to high quality corporate bonds.

•
Superannuation
Retirement benefits are contributions made to employee superannuation funds and are charged as expenses when incurred. These contributions are made to external superannuation funds and are not defined benefits programs.

•
Share-based Payments
Share-based compensation benefits have been provided to employees via the Bionomics Employee Equity Plan (“EEP”), with the exception of share options issued to the Executive Chairman which were approved by shareholders at the Annual General Meeting held on 2 December 2021.

The fair value of shares issued to employees for no cash consideration under the EEP and share options issued to the Executive Chairman are recognised as an employee benefits expense with a corresponding increase in equity. The fair value is measured at grant date and recognised on a straight-line basis over the vesting period based on the Group’s estimate of equity instruments that will eventually vest or over the period of the Consultancy Agreement, as applicable.

The disclosure in Note 21 relates to the EEP and the former Employee Share Option Plan (“ESOP”). The Bionomics EEP was approved by the Board and shareholders in 2017. Staff eligible to participate in the plan are those who have been a full-time or part-time employee of the Group for a period of not less than six months or a Director of the Group. Options are granted under the plan for no consideration and vest equally over five years, or when vesting conditions are achieved, unless they are bonus options which vest immediately. The amounts disclosed as remuneration relating to options are the assessed fair values at grant date of those options allocated equally over the period from grant date to vesting date. See Note 21 for details on how the fair value of options and warrants issued during the year are calculated.

(h)
Financial Assets

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognised financial assets are measured subsequently in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

Classification of Financial Assets at amortised costs

•
The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flow, and
•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (“FVTOCI”):

•
The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and

Notes to the Financial Statements

for the financial year ended 30 June 2022

•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (“FVTPL”).

Despite the foregoing, the Group may make the following irrevocable election/designation at initial recognition of a financial asset:

•
The Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met (see (ii) below); and
•
The Group may irrevocably designate a debt investment that meets the amortised cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch (see (ii) below).

(i)
Amortised Cost and Effective Interest Method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocation interest income over the relevant period.

For financial assets other than purchased or originated credit-impaired financial assets (i.e. assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including expected credit losses, to the amortised cost of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance.

The gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Interest income is recognised using the effective interest method for debt instruments measured subsequently at amortised cost and at FVTOCI. For financial assets other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired, (see below). For financial assets that have subsequently become credit-impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset.

For purchased or originated credit-impaired financial assets, the Group recognises interest income by applying the credit-adjusted effective interest rate to the amortised cost of the financial asset from initial recognition. The calculation does not revert to the gross basis even if the credit risk of the financial asset subsequently improves so that the financial asset is no longer credit-impaired.

Interest income is recognised in profit or loss and is included in the “other income” line item.

(ii)
Financial Assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI are measured at FVTPL. Specifically:

Notes to the Financial Statements

for the financial year ended 30 June 2022

•
Investments in equity instruments are classified as at FVTPL, unless the Group designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition.
•
Debt instruments that do not meet the amortised cost criteria or the FVTOCI criteria are classified as at FVTPL. In addition, debt instruments that meet either the amortised cost criteria or the FVTOCI criteria may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency (so called ‘accounting mismatch’) that would arise from measuring assets or liabilities or recognising the gains and losses on them on different bases. The Group has not designated any debt instructions as at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair values gains or losses recognised in profit or loss to the extent they are not part of a designated hedging relationship (see hedge accounting policy). The net gain or loss recognised in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item.

(iii)
Impairment of Financial Assets

The Group recognises a loss allowance for expected credit losses (“ECL”) on investments in debt instruments that are measured at amortised cost or a FVTOCI, lease receivables, trade receivables and contract assets, as well as on financial guaranteed contracts. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

The Group always recognises lifetime ECL for trade receivables, contract assets and lease receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial instruments, the Group recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

(i)
Foreign Currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each group entity are expressed in Australian dollars (“$”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognised in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the net investment in the

Notes to the Financial Statements

for the financial year ended 30 June 2022

foreign operation), which are recognised initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

For the purpose of presenting these consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into Australian dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity.

Goodwill and fair value adjustments to identifiable assets acquired and liabilities assumed through acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognised in other comprehensive income and accumulated in equity.

(j)
Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated statement of financial position.

Cash flows are presented on a gross basis. The GST component of cash flow arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(k)
Government Research and Development Incentives

Government grants, including Research and Development incentives, are recognised at fair value where there is reasonable assurance that the grant will be received, and all grant conditions will be met.

Grants relating to cost reimbursements are recognised as other income in profit or loss in the period when the costs were incurred or when the incentive meets the recognition requirements (if later).

(l)
Impairment of Tangible and Intangible Assets Other than Goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

A CGU is the smallest identifiable group of assets that generates cash flow that is largely independent of cash flows from other assets or group of assets. The Company's CGU (drug development) is defined as a research programme that has the potential to be commercialised at some point in the future. Achievement of certain milestones within the current central nervous system research programme will determine when a new CGU comes into existence.

Intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Notes to the Financial Statements

for the financial year ended 30 June 2022

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or CGU) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(m)
Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current Tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statement of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred Tax

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax liabilities and assets are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and Deferred Tax for the Year

Current and deferred tax are recognised in profit or loss, except when they relate to items that are recognised in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognised in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Tax Consolidation Legislation

Bionomics and its wholly owned Australian controlled entities have implemented the tax consolidation legislation effective 31 December 2005.

Notes to the Financial Statements

for the financial year ended 30 June 2022

The head entity, Bionomics Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Bionomics Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(n)
Intangible Assets
(i)
Intellectual Property
Acquired intellectual property is recognised as an asset at cost and amortised over its useful life. There is currently no internally generated intellectual property that has been capitalised. Intellectual property with a finite life is amortised on a straight-line basis over that life. Intellectual property with an indefinite useful life is subjected to an annual impairment review. There is currently no intellectual property with an indefinite life.

Current useful life of all existing intellectual property is in the range of 15 to 20 years.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance date.

(ii)
Goodwill
Goodwill arising on an acquisition of a business is carried at cost as established at the date of the acquisition of the business (see Note 2(d) above) less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to the Group's CGU that is expected to benefit from the synergies of the combination.

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the CGU may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to the other assets of the CGU pro rata based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognised directly in profit or loss. An impairment loss recognised for goodwill is not reversed in subsequent periods.

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

(iii)
Intangible Assets Acquired in a Business Combination
Intangible assets acquired in a business combination and recognised separately from goodwill are initially recognised at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(o)
Issued Capital

Ordinary shares are classified as equity.

Notes to the Financial Statements

for the financial year ended 30 June 2022

Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are deducted directly from equity.

(p)
Leases

The Group assesses whether a contract is or contains a lease, at inception of the contract. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group as Lessee

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones).

For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee entity uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

•
Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
•
Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•
The amount expected to be payable by the lessee under residual value guarantees;
•
The exercise price of purchase options, if the lessee is reasonably certain to exercise the options, and
•
Payments of penalties for terminating the lease if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•
The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
•
The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
•
A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group did not make any such adjustments during the periods presented.

Notes to the Financial Statements

for the financial year ended 30 June 2022

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. Current useful life of right-to-use assets is 5 years.

If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Group applies AASB 136 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in Note 2(l) above.

Group as Lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income arising is accounted for on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same basis as rental income. Contingent rents are recognised as revenue in the period in which they are earned.

(q)
Property, Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation or accumulated impairment losses, where applicable.

Depreciation is recognised so as to write off the cost of assets less their residual values over their useful lives, using the diminishing value or straight-line methods, depending on the type of asset. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period.

The depreciation rates for plant and equipment are 20 – 40%.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

(r)
Research and Development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised as an expense when it is incurred. Expenditures on development activities are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably. Development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project. At year end there are currently no capitalised development costs.

(s)
Revenue Recognition
(i)
Licence revenues in connection with licensing of the Group's intellectual property (including patents) to collaborators are recognised as a right to use the entity's intellectual property as it exists at the point in time at which the licence is granted. This is because the contracts for the licence of intellectual property are distinct and do not require, nor does the customer reasonably expect, that the Group will undertake further activities that significantly affect the intellectual property to which the collaborator has rights.

Notes to the Financial Statements

for the financial year ended 30 June 2022

(ii)
Although the Group is entitled to sales-based royalties from any eventual sales of goods and services to third parties using the intellectual property transferred, these royalty arrangements do not of themselves indicate that the collaborator would reasonably expect the Group to undertake such activities, and no such activities are undertaken or contracted in practice. Accordingly, the promise to provide rights to the Group's intellectual property is accounted for as a performance obligation satisfied at a point in time.

The following consideration is received in exchange for licences of intellectual property:

(a)
Up-front payments - These are fixed amounts and are recognised at the point in time when the Group transfers the intellectual property to the collaborator.
(b)
Milestone payments - These are variable considerations that depends upon the collaborator reaching certain milestones in relation to the intellectual property licenced. Such amounts are only recognised when it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration (that is, the collaborator meeting the conditions to trigger payment) is subsequently resolved.
(c)
Sales-based royalties - These are variable consideration amounts promised in exchange for the licence of intellectual property that occur late in the collaborator's development of the intellectual property and are recognised when the sales to third parties occur (as the performance obligation to transfer the intellectual property to the collaborator is already satisfied).

(iii)
Rental income is recognised on a straight-line basis over the term of the lease (refer to note 2(p) “Group as lessor” for further comments).

NOTE 3: CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires the Group to make estimates and judgements that can affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. The Group analyses the estimates and judgements and base estimates and judgements on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may vary from the estimates. The significant accounting policies are detailed in Note 2. Summarised below are the accounting policies of particular importance to the portrayal of the financial position and results of operations and that require the application of significant judgement or estimates by management.

Impairment of Goodwill and Other Intangible Assets

The Group assesses annually, or whenever there is a change in circumstances, whether goodwill or other intangible assets may be impaired.

Determining whether goodwill and other intangible assets are impaired requires an estimation of the higher of value in use and fair value less cost of disposal of the CGU to which goodwill or other intangible assets have been allocated. The value in use calculation is judgmental in nature and requires the Group to make a number of estimates including the future cash flows expected to arise from the CGU based on actual current market deals for drug compounds within the CGU and over a period covering drug discovery, development, approval and marketing as well as, a suitable discount rate in order to calculate present value. The cash flow projections are further weighted based on the observable market comparables probability of realising projected milestone and royalty payments. When the carrying value of the CGU exceeds its recoverable amount, the CGU is considered impaired and the assets in the CGU are written down to their recoverable amount. Impairment losses are recognised in the consolidated statement of profit or loss and other comprehensive income. A detailed valuation was performed as of 30 June 2022 and each computed recoverable amount (based on a value-in-use model) of the CGU was in excess of the carrying amount, respectively. As a result of this evaluation, it was determined that no impairment of goodwill or other intangible assets existed at 30 June 2022.

Contingent Consideration

As a result of the acquisition of Eclipse Therapeutic, Inc (“Eclipse”) during the year ended 30 June 2013, the Group determines and recognises at each reporting date the fair value of the additional consideration that may be payable to Eclipse security holders due to potential royalty payments based on achieving late-stage development success or partnering outcomes based on Eclipse assets. Such potential earn-out payments are recorded at fair value and include

Notes to the Financial Statements

for the financial year ended 30 June 2022

a number of significant estimates including adjusted revenue projections and expenses, probability of such projections and a suitable discount rate to calculate fair value (see Note 31 for further information).

NOTE 4: SEGMENT INFORMATION

The Group operates in one segment (CGU) being “drug development” in Australia. This is the basis on which its internal reports are reviewed and used by the Board of Directors (the “chief operating decision maker”) in monitoring, assessing performance and in determining the allocation of resources.

The results, assets and liabilities from this segment are equivalent to the consolidated financial statements.

NOTE 5: REVENUE, OTHER INCOME AND OTHER GAINS AND LOSSES

	2022 $	2021 $
Revenue from Continuing Operations
Licences	263,634	-
	263,634	-

Other Income from Continuing Operations
Interest income	9,869	5,756
Rent	6,674	203,014
Government Research and Development Incentives (i)	5,791,688	928,073
Government assistance COVID-19 (Cash flow boost)	-	50,000
Government assistance COVID-19 (Jobkeeper)	-	121,500
	5,808,231	1,308,343

(i)
The Government Research and Development Incentives include cash refunds provided by the Australian Government for 43.5% (2021: 43.5%) of eligible research and development expenditures by Australian entities having a tax loss and less than $20 million in revenue. The grants are calculated at the end of the fiscal year to which they relate, based on the expenses incurred in and included in the fiscal year's Australian income tax return after registration of the research and development activities with the relevant authorities. There are no unfulfilled conditions or other contingencies attaching to the Government Research and Development Incentive.

	2022 $	2021 $
Other gains and losses from Continuing Operations
Net (loss)/gain arising on changes in fair value of contingent consideration (Note 31)	(936,354)	3,212,503
Net realised and unrealised foreign currency gains	356,166	1,081,438
(Loss) on disposal of plant and equipment	(1,827)	(21,010)
	(582,015)	4,272,931

Notes to the Financial Statements

for the financial year ended 30 June 2022

NOTE 6: EXPENSES RELATING TO CONTINUING OPERATIONS

	2022 $	2021 $
Loss before income tax benefit includes the following specific expenses:

Finance expenses
- Interest expense on bank and other loans	-	618,586
- Interest expense on lease liabilities	26,872	26,934
- Amortisation of transaction costs (Note18)	-	252,019
- Accrual of final payment (Note 18)	-	528,819
- Bank fees	17,293	17,527
	44,165	1,443,885

Employment benefit expenses of:
- Wages and salaries	2,901,689	2,577,954
- Superannuation	266,127	148,662
- Share-based payments	2,829,690	1,308,349
	5,997,506	4,034,965

Amortisation of non-current assets
- Plant and equipment (Note 13)	2,681	45,553
- Right-of-use assets (rental property) (Note 14)	193,358	762,813
- Intellectual property (Note 16)	913,373	892,512
	1,109,412	1,700,878
Rental expense on operating leases (low value assets)
- Minimum lease payments	5,260	7,277

NOTE 7: INCOME TAXES RELATING TO CONTINUING OPERATIONS

	2022 $	2021 $
(a) Income Tax Recognised in Profit or Loss

Current tax
In respect of the current year	-	-
In respect of the prior year	-	-
	-	-
Deferred tax
Recognised in current year	(191,808)	(187,427)
	(191,808)	(187,427)

Total income tax benefit	(191,808)	(187,427)

Notes to the Financial Statements

for the financial year ended 30 June 2022

(b) Reconciliation to Accounting Loss	2022 $	2021 $
Loss from continuing operations	(21,951,166)	(8,884,464)
Tax at the Australian tax rate of 25% (2021: 30%)	(5,487,792)	(2,665,339)
Tax effect of non-deductible / non-assessable amounts
Exempt income from government assistance	(1,447,922)	(293,422)
Entertainment expenses	1,231	727
Net gain arising on changes in fair value of contingent consideration	234,089	(963,751)
Share-based payments	707,422	392,505
Amortisation of share issue costs	3,328,556	640,050
Project costs	(285,631)	-
Temporary differences not recorded as an asset	(58,374)	(632,779)
Tax losses not recorded	2,779,547	3,253,265
Effect of different tax rates in other jurisdictions	37,066	81,317
	(191,808)	(187,427)

(c) Net Deferred Tax Liability Recognised
Net deferred tax liability is attributable to the following deferred tax asset/(liability) items:
Intangibles denominated in USD	(2,066,037)	(2,088,608)
Tax losses denominated in USD	267,412	246,305
	(1,798,625)	(1,842,303)
Movement in Net Deferred Tax Liability
Opening balance	(1,842,303)	(2,203,340)
Recognised in income	191,808	187,427
Recognised in equity	(148,130)	173,610
Closing balance	(1,798,625)	(1,842,303)

(d) Net Deferred Tax Asset Not Recognised
Revenue tax losses	25,439,594	27,181,188
Net temporary difference	3,460,261	2,851,336
	28,899,855	30,032,524

Deferred tax assets have not been recognised in respect to these items as it is not probable at this time that future taxable profits will be available against which the Group can utilise the benefit.

(f)
Tax Consolidation

Relevance of Tax Consolidation to the Group

The Company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Bionomics is the head entity in the tax-consolidated group. Tax expense/benefit, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group).

Notes to the Financial Statements

for the financial year ended 30 June 2022

NOTE 8: CASH AND CASH EQUIVALENTS

Cash at the end of the financial year as shown in the statements of cash flows is reconciled to items in the Consolidated Statement of Financial Position as follows:

	2022 $	2021 $
Current
Cash at bank and on hand	33,564,857	28,499,449
	33,564,857	28,499,449

The weighted average interest rate on these deposits is 1.15% per annum (2021: 0.1% per annum).

NOTE 9: OTHER FINANCIAL ASSETS

	2022 $	2021 $
Restricted deposits held as security and not available for use	119,000	554,640

Disclosed in the financial statement as:

Current assets	-	435,640
Non-current assets	119,000	119,000
	119,000	554,640

The Group holds restricted term deposits of $119,000 (2021: $383,883, $51,757 and $119,000), with a maturity date of 3 June 2023 (2021: 11 September 2021, 23 September 2021 and 3 June 2022 respectively) as security for a bank guarantee (Note 32 (ii)) that is not available for use. The term deposits will be extended on maturity until the bank guarantee ceases to be required. The effective interest rate on these deposits is 1.95% (2021:0.71%).

NOTE 10: TRADE AND OTHER RECEIVABLES

	2022 $	2021 $
Current
Other receivables	42,483	192,885
Loss allowance	-	-
	42,483	192,885
GST receivables	21,877	7,327
	64,360	200,212

NOTE 11: OTHER ASSETS

	2022 $	2021 $
Current
Prepayments	1,461,078	860,793
Accrued income	190	2,837
	1,461,268	863,630

NOTE 12: SUBSIDIARIES

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

Notes to the Financial Statements

for the financial year ended 30 June 2022

			Percentage owned
Entity	Principal activity	Country of incorporation	2022%	2021%
Head Entity
Bionomics Limited	Research and Development	Australia

Subsidiaries of Bionomics Limited
Iliad Chemicals Pty Limited	Asset owner	Australia	100	100
Bionomics Inc	Asset owner	United States	100	100

NOTE 13: PROPERTY, PLANT AND EQUIPMENT

Plant and Equipment at cost $
Cost at 30 June 2020	1,373,704
Additions	1,468
Disposals	(1,268,419)
Cost at 30 June 2021	106,753
Additions	1,544
Disposals	(36,262)
Cost at 30 June 2022	72,035

Accumulated depreciation at 30 June 2020	(1,089,748)
Depreciation (Note 6)	(45,553)
Disposals	1,036,775
Accumulated depreciation at 30 June 2021	(98,526)
Depreciation (Note 6)	(2,681)
Disposals	34,344
Accumulated depreciation at 30 June 2022	(66,863)

Net Carrying Amounts at 30 June 2021	8,227
Net Carrying Amounts at 30 June 2022	5,172

NOTE 14: RIGHT-OF-USE ASSETS

	2022 $	2021 $
Cost	854,500	2,374,100
Accumulated depreciation	(185,142)	(1,511,384)
	669,358	862,716

Opening balance 1 July	862,716	771,029
Addition of new property being rented	-	854,500
Depreciation (Note 3)	(193,358)	(762,813)
Closing balance 30 June	669,358	862,716

Refer to Note 19 for information on non-current assets pledged as security for lease liabilities by the Group.

Notes to the Financial Statements

for the financial year ended 30 June 2022

NOTE 15: GOODWILL

$
Carrying amount at 30 June 2020	12,872,387
Additions	-
Foreign currency exchange differences	(471,644)
Carrying amount at 30 June 2021	12,400,743
Additions	-
Foreign currency exchange differences	467,379
Carrying amount at 30 June 2022	12,868,122

Impairment Tests

As identified in Note 4 the Group has only one CGU, drug development. Management tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 2(n)(i) and (ii), and Note 2(l), respectively. For the purpose of impairment testing all goodwill is allocated to the drug development CGU.

The recoverable amount of the drug development CGU is determined based on a value in use calculation which uses cash flow projections based on observable market comparables for drug compounds within the CGU over a period of twenty years covering drug discovery, development, approval and marketing, and a post-tax discount rate of 17% (2021: 15%). The Group is currently in its research phase and a 5 year forecast would not provide reasonable consideration of the timeframe, revenue and costs projections. The cash flow projections are weighted based on the observable market comparables probability of realising projected milestone and royalty payments.

Management believes that the application of discounted cash flows of observable market comparables for one drug compound is reasonable to be applied to other compounds within the CGU at their respective development phases.

Management believes that any reasonably possible change in the key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU.

No growth rates or terminal values have been included in the forecast, as the full development lifecycle has been taken into account with the cashflows.

NOTE 16: OTHER INTANGIBLE ASSETS

Intellectual Property

The acquired intellectual property relates to KV1.3 compound, VDA compound, MultiCore technology and cancer stem cell technology, and is carried at its cost as at its date of acquisition, less accumulated amortisation and impairment charges. There is currently no internally generated intellectual property capitalised.

Notes to the Financial Statements

for the financial year ended 30 June 2022

	KV1.3 compound	VDA compound	MultiCore technology	Cancer stem cell technology	Total
	$	$	$	$	$
Gross carrying amount at 30 June 2020	1,546,542	2,282,527	1,265,590	19,210,485	24,305,144
Additions	-	-	-	-	-
Foreign currency exchange differences	-	-	-	(1,529,124)	(1,529,124)
Gross carrying amount at 30 June 2021	1,546,542	2,282,527	1,265,590	17,681,361	22,776,020
Additions	-	-	-	-	-
Foreign currency exchange differences	-	-	-	1,515,296	1,515,296
Gross carrying amount at 30 June 2022	1,546,542	2,282,527	1,265,590	19,196,657	24,291,316

Accumulated amortisation amount at 30 June 2020	(1,546,542)	(2,282,527)	(1,265,590)	(7,444,073)	(12,538,732)
Amortisation (Note 3)	-	-	-	(892,512)	(892,512)
Foreign currency exchange differences	-	-	-	600,979	600,979
Accumulated amortisation amount at 30 June 2021	(1,546,542)	(2,282,527)	(1,265,590)	(7,735,606)	(12,830,265)
Amortisation (Note 3)	-	-	-	(913,373)	(913,373)
Foreign currency exchange differences	-	-	-	(709,404)	(709,404)
Accumulated amortisation amount at 30 June 2022	(1,546,542)	(2,282,527)	(1,265,590)	(9,358,383)	(14,453,042)

Net carrying amount 30 June 2021	-	-	-	9,945,755	9,945,755
Net carrying amount 30 June 2022	-	-	-	9,838,274	9,838,274

NOTE 17: TRADE AND OTHER PAYABLES

	2022 $	2021 $
Current
Trade payables	1,556,881	1,028,744
Accrued expenses	1,229,399	785,646
	2,786,280	1,814,390

The average credit period on purchases of goods is 45 days. No interest is paid on the trade payables. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe.

NOTE 18: BORROWINGS

	2022 $	2021 $
Current liabilities	-	-

During April 2021 the equipment mortgage loans and the bank loan (which was denominated in US dollars) were fully repaid.

Notes to the Financial Statements

for the financial year ended 30 June 2022

2021 $
Loan Movement Schedule
Opening Balance – 1 July 2020	11,444,129
Accrual of bank loan final payment (i)	528,819
Repayments - principal	(9,170,741)
- final payment (i)	(1,916,398)
Amortisation of costs (ii)	252,019
Foreign currency exchange differences	(1,137,828)
Closing Balance – 30 June 2021	-

(i)
In addition to the payment of principal and interest over the term of the bank loan, a final payment was required under the bank loan, calculated at a percentage of the original principal borrowed. This liability was being accrued (using the effective interest method) over the term of the loan and the amount accrued prior to the loan being fully repaid was US$1,477,500 (1 July 2020 was US$1,079,030).
(ii)
The transaction costs related to costs incurred in obtaining the six-month interest only period and extension of the bank loan. These costs were being amortised over the remaining term of the bank loan.

NOTE 19: LEASE LIABILITIES

	2022 $	2021 $
Secured – at amortised costs

Loan Movement Schedule
Opening Balance – 1 July	867,841	793,148
New lease for new property - being rented	-	854,500
Repayments	(174,218)	(779,807)
Closing Balance – 30 June	693,623	867,841

Disclosed in the financial statements as:

Current liabilities	160,040	174,218
Non-current liabilities	533,583	693,623
	693,623	867,841

Lease liabilities relate to building leases and is effectively secured by the buildings being leased (Note 14).

The total Group cash outflows for leases is set out below:

	2022 $	2021 $
Principal element of lease payments	174,218	779,807
Interest element of lease payments	26,872	26,934
Total cash outflows for leases	201,090	806,741

The Group's lease contracts include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the

Group’s business needs.

Set out below are the undiscounted potential future rental payments relating to periods following the exercise date of extension options that are not included in the lease term:

Notes to the Financial Statements

for the financial year ended 30 June 2022

	Within five years $	More than five years $	Total $
As at 30 June 2022
Extension options expected not to be exercised	-	1,183,105	1,183,105

As at 30 June 2021
Extension options expected not to be exercised	-	1,183,105	1,183,105

NOTE 20: PROVISIONS

	2022 $	2021 $
Current
Employee benefits	409,320	371,936
Non-Current
Employee benefits	10,460	6,782

NOTE 21: ISSUED CAPITAL

(a)
Issued capital

Movements in Ordinary Shares of the Company during the current period were as follows:

Date	Details	Number of shares	$
30 June 2020	Closing balance	626,185,872	148,156,005
	Share issue - share placements (i)	185,757,511	21,229,874
	Share issue – rights (ii)	195,229,129	22,606,257
	Shares issued to employees	424,232	60,750
	Share issue costs	-	(423,492)
	Warrants issued -underwriting fee (iii)	-	(1,439,247)
30 June 2021	Closing balance	1,007,596,744	190,190,147
	Shares issued on exercise of options (iv)	2,000,000	27,200
	Shares issued on exercise of warrants (iv)	8,000,000	480,000
	Transfer from share-based payments reserve as result of options and warrants being exercised	-	327,760
	Share issue in a US IPO and NASDAQ listing (v)	335,754,000	32,383,263
	Share issue costs	-	(5,712,611)
30 June 2022	Closing balance	1,353,350,744	217,695,759

(i)
During the year ended 30 June 2021, the following share placements occurred:
•
Issue of 54,333,000 shares at $0.04 per share raising $2,173,320. The share issue was approved by shareholders at a General Meeting held on 26 August 2020; and
•
Issue of 131,424,511 shares at $0.145 per share raising $19,056,554

(ii)
During the year ended 30 June 2021, the following rights issues occurred:
•
Issue of 54,304,446 at $0.04 per share raising $2,172,178; and
•
Issue of 140,924,683 shares at $0.145 raising $20,434,079

(iii)
Shareholders at the General Meeting held on 26 August 2020 approved the issue of 150,000,000 warrants to Apeiron Investment Group Ltd (“Apeiron”) to subscribe for shares at $0.06 per share as consideration of underwriting a share issue that would raise at least $15,000,000. The warrants vested on 3 March 2021 when with the assistance of Apeiron a share placement was made that raised $15,991,634.

(iv)
During the year ended 30 June 2022, the following shares were issued:

Notes to the Financial Statements

for the financial year ended 30 June 2022

•
Issue of 2,000,000 as a result of share options being exercised that had an exercise price of $0.0136 per option; and
•
Issue of 8,000,000 shares as a result of warrants being exercised that had an exercise price of $0.06 per warrant.
(v)
During the year ended 30 June 2022, 335,754,000 shares were issued in a US IPO and Nasdaq listing. The IPO and Nasdaq listing were approved by shareholders at the Annual General Meeting held on 2 December 2021.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote and upon a poll each share is entitled to one vote.

(b)
Share Options

When exercised, each option is convertible into one ordinary share.

The Bionomics Employee Equity Plan and Bionomics Employee Share Option Plan

The terms and conditions of the Bionomics Employee Equity Plan and Bionomics Employee Share Option Plan are summarised in Note 2(g)(iii).

Movement in unlisted share options:

	2022		2021
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise	of options	exercise
		price		price
Opening balance at beginning of financial year	20,985,450	$0.12	6,364,550	$0.40
Granted during the financial year	61,216,767	$0.18	15,500,000	$0.04
Forfeited during the financial year	-	-	(5,000)	$0.41
Exercised during the financial year	(2,000,000)	$0.01	-	-
Expired during the financial year	(1,145,600)	$0.42	(874,100)	$0.45
Closing balance at 30 June	79,056,617	$0.16	20,985,450	$0.12

The number of unlisted share options vested and exercisable at 30 June 2022 is 31,065,275 (2021: 20,056,450).

The weighted average remaining contractual life of any unlisted share options outstanding at the end of the year is 4.93 years (2021: 3.80 years).

(i) Unlisted share options issued during the year ended 30 June 2022

On 2 December 2021, shareholders at the Annual General Meeting approved the issuing of 47,786,607 share options to subscribe for 47,786,607 shares at $0.2014 per share to Dr Errol De Souza, Executive Chairman. The options were issued on 22 December 2021, details of the issue are set out below:

Notes to the Financial Statements

for the financial year ended 30 June 2022

			Exercise		Fair value at
Grant date	Vesting date	Expiry date	price	Number	date of issue
2-Dec-21	30-Sep-21	30-Sep-26	$0.2014	2,986,663	$0.0740
2-Dec-21	31-Dec-21	31-Dec-26	$0.2014	2,986,663	$0.0760
2-Dec-21	31-Mar-22	31-Mar-27	$0.2014	2,986,663	$0.0780
2-Dec-21	30-Jun-22	30-Jun-27	$0.2014	2,986,663	$0.0790
2-Dec-21	30-Sep-22	30-Sep-27	$0.2014	2,986,663	$0.0810
2-Dec-21	31-Dec-22	31-Dec-27	$0.2014	2,986,663	$0.0820
2-Dec-21	31-Mar-23	31-Mar-28	$0.2014	2,986,663	$0.0840
2-Dec-21	30-Jun-23	30-Jun-28	$0.2014	2,986,663	$0.0850
2-Dec-21	30-Sep-23	30-Sep-28	$0.2014	2,986,663	$0.0860
2-Dec-21	31-Dec-23	31-Dec-28	$0.2014	2,986,663	$0.0880
2-Dec-21	31-Mar-24	31-Mar-24	$0.2014	2,986,663	$0.0890
2-Dec-21	30-Jun-24	30-Jun-24	$0.2014	2,986,663	$0.0900
2-Dec-21	30-Sep-24	30-Jun-24	$0.2014	2,986,663	$0.0910
2-Dec-21	31-Dec-24	31-Dec-29	$0.2014	2,986,663	$0.0920
2-Dec-21	31-Mar-25	31-Mar-30	$0.2014	2,986,663	$0.0930
2-Dec-21	30-Jun-25	30-Jun-30	$0.2014	2,986,662	$0.0940
				47,786,607

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below:

Share price at date of issue	$0.125
Exercise price	$0.2014
Bionomics share volatility	85.53%
Risk free interest rate	0.413%

On 2 December 2021, shareholders at the Annual General Meeting approved the issuing of 13,430,160 share options to subscribe for 13,430,160 shares at $0.09645 per share to Dr Errol De Souza, Executive Chairman. The options were issued on 22 December 2021, details of the issue are set out below:

			Exercise		Fair value at
Grant date	Vesting date	Expiry date	price	Number	date of issue
2-Dec-21	31-Mar-22	31-Mar-27	$0.09645	839,385	$0.0900
2-Dec-21	30-Jun-22	30-Jun-27	$0.09645	839,385	$0.0910
2-Dec-21	30-Sep-22	30-Sep-27	$0.09645	839,385	$0.0920
2-Dec-21	31-Dec-22	31-Dec-27	$0.09645	839,385	$0.0940
2-Dec-21	31-Mar-23	31-Mar-28	$0.09645	839,385	$0.0950
2-Dec-21	30-Jun-23	30-Jun-28	$0.09645	839,385	$0.0960
2-Dec-21	30-Sep-23	30-Sep-28	$0.09645	839,385	$0.0970
2-Dec-21	31-Dec-23	31-Dec-28	$0.09645	839,385	$0.0980
2-Dec-21	31-Mar-24	31-Mar-29	$0.09645	839,385	$0.0980
2-Dec-21	30-Jun-24	30-Jun-29	$0.09645	839,385	$0.0990
2-Dec-21	30-Sep-24	30-Sep-29	$0.09645	839,385	$0.1000
2-Dec-21	31-Dec-24	31-Dec-29	$0.09645	839,385	$0.1010
2-Dec-21	31-Mar-25	31-Mar-30	$0.09645	839,385	$0.1020
2-Dec-21	30-Jun-25	30-Jun-30	$0.09645	839,385	$0.1020
2-Dec-21	30-Sep-25	30-Sep-30	$0.09645	839,385	$0.1030
2-Dec-21	31-Dec-25	31-Dec-30	$0.09645	839,385	$0.1040
				13,430,160

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below

Notes to the Financial Statements

for the financial year ended 30 June 2022

Share price at date of issue	$0.125
Exercise price	$0.0965
Bionomics share volatility	85.53%
Risk free interest rate	0.413%

(ii) Unlisted share options issued during the year ended 30 June 2021

On 28 August 2020, the Company issued 15 million share options to subscribe for 15 million shares at $0.04 per share expiring on 28 August 2025 to key management personnel, details of the issue are set out below:

KMP	Number	Vesting conditions	Fair value at date of issue
Dr Errol De Souza	6,000,000	Company’s share price reaching $0.14 per share	$0.075
Dr Errol De Souza	6,000,000	Company’s share price reaching $0.24 per share	$0.071
Mr Jack Moschakis	1,000,000	Company’s share price reaching $0.14 per share	$0.133
Mr Jack Moschakis	1,000,000	Company’s share price reaching $0.24 per share	$0.118
Ms Liz Doolin	500,000	Company’s share price reaching $0.14 per share	$0.133
Ms Liz Doolin	500,000	Company’s share price reaching $0.24 per share	$0.118

The share options issued to Dr Errol De Souza were approved by shareholders at the general meeting held on 26 August 2020 and the share options issued to Mr Jack Moschakis and Ms Liz Doolin were approved by Directors on 28 August 2020.

A Monte Carlo model was used to obtain the fair value of the share options that were issued to Dr Errol De Souza and the share options issued to Mr Jack Moschakis and Ms Liz Doolin that vest when the Company’s share price reach $0.24. A Black-Scholes model was used to obtain the fair value of the share options issued to Mr Jack Moschakis and Ms Liz Doolin that vest when the Company’s share price reach $0.14, as the share price had reached $0.14 when these shares options were approved to be issued. Inputs used are summarised below:

	Dr Errol De Souza share options	Mr Jack Moschakis and Ms Liz Doolin share options
Share price at date of issue	$0.11	$0.15
Exercise price	$0.04	$0.04
Bionomics share volatility	105%	105%
Risk free interest rate	0.42%	0.43%

On 20 November 2020, the company issued 500,000 share options to subscribe for 500,000 shares at $0.1687 per share to Dr Jane Ryan (non-executive director). The issue of these options was approved by shareholders at the Annual General Meeting held on 20 November 2020, details of the share options issue are set out below:

Grant date	Vesting date	Expiry date	Exercise price	Number	Fair value at date of issue
20 November 2020	20 October 2021	20 October 2026	$0.1687	100,000	$0.089
20 November 2020	20 October 2022	20 October 2027	$0.1687	100,000	$0.095
20 November 2020	20 October 2023	20 October 2028	$0.1687	100,000	$0.099
20 November 2020	20 October 2024	20 October 2029	$0.1687	100,000	$0.103
20 November 2020	20 October 2025	20 October 2030	$0.1687	100,000	$0.107

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below:

Notes to the Financial Statements

for the financial year ended 30 June 2022

Share price at date of issue	$0.13
Exercise price	$0.1687
Bionomics share volatility	89%
Risk free interest rate	0.30%

As a result of the rights issues that occurred during the year ended 30 June 2021, the exercise price of the above options was recalculated in accordance with the rules of the option plans, and the ASX listing rule 6.22.2.

Unlisted share options exercised during the year ended 30 June 2022

On 2 September 2021, 2,000,000 unlisted share options were exercised at $0.0136 per share. The share price at date of exercise was $0.19.

The table below lists share options outstanding at 30 June 2022:

Notes to the Financial Statements

for the financial year ended 30 June 2022

Grant date	Expiry date	Exercise price	Number of options	Fair value
20-Jul-15	20-Jul-22	$0.4077	15,000	$0.2371
5-Sep-17	5-Sep-22	$0.4136	368,050	$0.2839
9-Oct-15	9-Oct-22	$0.4311	5,000	$0.3216
10-Oct-13	10-Oct-22	$0.5750	15,000	$0.5233
28-Nov-16	28-Nov-22	$0.2349	200,000	$0.2505
28-Nov-16	28-Nov-22	$0.2866	100,000	$0.2377
28-Nov-16	28-Nov-22	$0.3556	5,000	$0.2227
11-Dec-12	11-Dec-22	$0.2912	100,000	$0.2155
17-Dec-13	11-Dec-22	$0.6960	100,000	$0.4318
17-Dec-13	17-Dec-22	$0.6611	4,000	$0.4385
18-Dec-12	18-Dec-22	$0.2912	5,000	$0.2535
24-Dec-15	24-Dec-22	$0.5125	100,000	$0.1658
30-Dec-15	30-Dec-22	$0.4838	50,000	$0.1772
27-Apr-15	27-Apr-23	$0.4765	4,000	$0.2466
1-May-13	1-May-23	$0.3481	64,000	$0.2697
6-May-16	6-May-23	$0.2936	50,000	$0.1961
25-May-15	25-May-23	$0.3982	260,600	$0.2654
20-Jul-15	20-Jul-23	$0.4077	15,000	$0.2513
5-Sep-17	5-Sep-23	$0.4136	10,000	$0.3062
9-Oct-15	9-Oct-23	$0.4311	5,000	$0.3376
10-Oct-13	10-Oct-23	$0.5750	5,000	$0.5415
10-Oct-13	10-Oct-23	$0.5750	10,000	$0.5415
4-Nov-16	4-Nov-23	$0.2327	4,000	$0.2448
28-Nov-16	28-Nov-23	$0.2349	200,000	$0.2621
28-Nov-16	28-Nov-23	$0.2866	200,000	$0.2504
28-Nov-16	28-Nov-23	$0.3556	5,000	$0.2370
17-Dec-13	17-Dec-23	$0.6611	4,000	$0.4573
24-Dec-15	24-Dec-23	$0.5125	100,000	$0.1798
30-Dec-15	30-Dec-23	$0.4838	50,000	$0.1912
2-Dec-21	31-Mar-24	$0.2014	2,986,663	$0.0890
27-Apr-15	27-Apr-24	$0.4765	4,000	$0.2601
6-May-16	6-May-24	$0.2936	50,000	$0.2068
25-May-15	25-May-24	$0.3982	260,600	$0.2780
2-Dec-21	30-Jun-24	$0.2014	2,986,663	$0.0900
2-Dec-21	30-Jun-24	$0.2014	2,986,663	$0.0910
20-Jul-15	20-Jul-24	$0.4077	15,000	$0.2640
5-Sep-17	5-Sep-24	$0.4136	10,000	$0.3236
9-Oct-15	9-Oct-24	$0.4311	5,000	$0.3521
4-Nov-16	4-Nov-24	$0.2327	4,000	$0.2546
28-Nov-16	28-Nov-24	$0.2349	200,000	$0.2721

Notes to the Financial Statements

for the financial year ended 30 June 2022

Grant date	Expiry date	Exercise price	Number of options	Fair value
28-Nov-16	28-Nov-24	$0.2866	200,000	$0.2616
28-Nov-16	28-Nov-24	$0.3556	5,000	$0.2495
24-Dec-15	24-Dec-24	$0.5125	100,000	$0.1925
30-Dec-15	30-Dec-24	$0.4838	50,000	$0.2038
27-Apr-15	27-Apr-25	$0.4765	4,000	$0.2722
6-May-16	6-May-25	$0.2936	50,000	$0.2164
25-May-15	25-May-25	$0.3982	260,600	$0.2893
20-Jul-15	20-Jul-25	$0.4077	15,000	$0.2756
28-Aug-20	28-Aug-25	$0.0136	6,000,000	$0.0750
28-Aug-20	28-Aug-25	$0.0136	6,000,000	$0.0710
28-Aug-20	28-Aug-25	$0.0136	500,000	$0.1330
28-Aug-20	28-Aug-25	$0.0136	500,000	$0.1180
5-Sep-17	5-Sep-25	$0.4136	10,000	$0.3388
9-Oct-15	9-Oct-25	$0.4311	5,000	$0.3653
4-Nov-16	4-Nov-25	$0.2327	4,000	$0.2633
28-Nov-16	28-Nov-25	$0.2349	200,000	$0.2810
28-Nov-16	28-Nov-25	$0.2866	200,000	$0.2716
28-Nov-16	28-Nov-25	$0.3556	5,000	$0.2605
24-Dec-15	24-Dec-25	$0.5125	100,000	$0.2039
30-Dec-15	30-Dec-25	$0.4838	50,000	$0.2152
6-May-16	6-May-26	$0.2936	50,000	$0.2251
5-Sep-17	5-Sep-26	$0.4136	10,000	$0.3520
2-Dec-21	30-Sep-26	$0.2014	2,986,663	$0.0740
20-Nov-20	20-Oct-26	$0.1519	100,000	$0.0890
4-Nov-16	4-Nov-26	$0.2327	4,000	$0.2710
28-Nov-16	28-Nov-26	$0.2349	200,000	$0.2890
28-Nov-16	28-Nov-26	$0.2866	200,000	$0.2804
28-Nov-16	28-Nov-26	$0.3556	5,000	$0.2703
2-Dec-21	31-Dec-26	$0.2014	2,986,663	$0.0760
2-Dec-21	31-Mar-27	$0.2014	2,986,663	$0.0780
2-Dec-21	31-Mar-27	$0.0965	839,385	$0.0900
2-Dec-21	30-Jun-27	$0.2014	2,986,663	$0.0790
2-Dec-21	30-Jun-27	$0.0965	839,385	$0.0910
5-Sep-17	5-Sep-27	$0.4136	10,000	$0.3636
2-Dec-21	30-Sep-27	$0.2014	2,986,663	$0.0810
2-Dec-21	30-Sep-27	$0.0965	839,385	$0.0920
20-Nov-20	20-Oct-27	$0.1519	100,000	$0.0950
2-Dec-21	31-Dec-27	$0.2014	2,986,663	$0.0820
2-Dec-21	31-Dec-27	$0.0965	839,385	$0.0940
2-Dec-21	31-Mar-28	$0.2014	2,986,663	$0.0840
2-Dec-21	31-Mar-28	$0.0965	839,385	$0.0950
2-Dec-21	30-Jun-28	$0.2014	2,986,663	$0.0850
2-Dec-21	30-Jun-28	$0.0965	839,385	$0.0960
2-Dec-21	30-Sep-28	$0.2014	2,986,663	$0.0860
2-Dec-21	30-Sep-28	$0.0965	839,385	$0.0970
20-Nov-20	20-Oct-28	$0.1519	100,000	$0.0990
2-Dec-21	31-Dec-28	$0.2014	2,986,663	$0.0880
2-Dec-21	31-Dec-28	$0.0965	839,385	$0.0980
2-Dec-21	31-Mar-29	$0.0965	839,385	$0.0980
2-Dec-21	30-Jun-29	$0.0965	839,385	$0.0990
2-Dec-21	30-Sep-29	$0.0965	839,385	$0.1000
20-Nov-20	20-Oct-29	$0.1519	100,000	$0.1030
2-Dec-21	31-Dec-29	$0.2014	2,986,663	$0.0920

Notes to the Financial Statements

for the financial year ended 30 June 2022

Grant date	Expiry date	Exercise price	Number of options	Fair value
2-Dec-21	31-Dec-29	$0.0965	839,385	$0.1010
2-Dec-21	31-Mar-30	$0.2014	2,986,663	$0.0930
2-Dec-21	31-Mar-30	$0.0965	839,385	$0.1020
2-Dec-21	30-Jun-30	$0.2014	2,986,662	$0.0940
2-Dec-21	30-Jun-30	$0.0965	839,385	$0.1020
2-Dec-21	30-Sep-30	$0.0965	839,385	$0.1030
20-Nov-20	20-Oct-30	$0.1519	100,000	$0.1070
2-Dec-21	31-Dec-30	$0.0965	839,385	$0.1040
			79,056,617

(c)
Warrants

When exercised, each warrant is convertible into one ordinary share.

Movement in unlisted share warrants:

	2022		2021
		Weighted		Weighted
	Number	average	Number	average
	of warrants	exercise	of warrants	exercise
		price		price
Opening balance at beginning of financial year	166,082,988	$0.11	40,207,472	$0.59
Granted during the financial year	-	-	150,000,000	$0.06
Forfeited during the financial year	-	-	-	-
Exercised during the financial year	(8,000,000)	$0.06	-	-
Expired during the financial year	(16,082,988)	$0.57	(24,124,484)	$0.59
Closing balance at 30 June	142,000,000	$0.06	166,082,988	$0.11

The number of unlisted warrants vested and exercisable at 30 June 2022 is 142,000,000 (2021: 166,082,988).

The weighted average remaining contractual life of any unlisted warrants outstanding at the 30 June 2022 is 1.16 years (2021: 2.6 years).

Unlisted warrants issued during the year ended 30 June 2021

On 26 August 2020, shareholders approved, as consideration for Apeiron underwriting a share issue that would raise at least $15 million, that Apeiron would be issued 150 million warrants to subscribe for shares at $0.06 per share with an expiry date of 26 August 2023.

With the assistance of Apeiron a share placement was made that raised $15,991,634 and the warrants vested on 3 March 2021. As per AASB 2 “Share Based Payment”, the warrants have been valued based on the fair value of the services received (underwriting a share issue) which has been calculated using a risk adjusted estimated fee of 9% of the amount that was raised.

Unlisted warrants exercised during the year ended 30 June 2022

On 11 November 2021, 2,000,000 warrants were exercised at $0.06 per share. The share price at date of exercise was $0.125.

The table below lists warrants outstanding at 30 June 2022.

Grant Date	Expiry date	Exercise Price	No of options	Fair Value
26-Aug-20	26-Aug-23	$0.06	142,000,000	$0.01

Notes to the Financial Statements

for the financial year ended 30 June 2022

NOTE 22: RESERVES

	2022 $	2021 $
Foreign Currency Translation Reserve (a)	6,186,334	5,119,200
Share-based Payments Reserve (b)	6,337,264	6,328,691
Total Reserves	12,523,598	11,447,891

(a)
Foreign Currency Translation Reserve

Exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve, as described in Note 2(i). The reserve is recognised in profit or loss when the investment is disposed of.

(b)
Share-based Payments Reserve

The share-based payments reserve is used to recognise the fair value of options and warrants issued over the vesting period or the period of the Consultancy Agreement, as applicable. Further information about share-based payments is set out in Note 21.

NOTE 23: FINANCIAL INSTRUMENTS

(a)
Capital Risk Management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns whilst maximising the return to stakeholders through the optimisation of the debt and equity balance.

During April 2021, the Group repaid in full its bank loan and equipment mortgage. The capital structure of the Group now consists of lease liabilities for rental property (Note 19) cash and cash equivalents (Note 8) and equity attributable to equity holders of the parent, comprising issued capital (Note 21), reserves (Note 22) and retained earnings.

The Group’s policy is to fund the research and development activities and operations through the issue of equity and the commercialisation of intellectual property assets. Project specific borrowings are utilised where appropriate and also minor borrowings for operational assets, as required.

(b)
Categories of Financial Instruments

	2022 $	2021 $
Financial Assets
Cash and cash equivalents	33,564,857	28,499,449
Receivables	6,784,121	1,128,285
Other financial assets	119,000	554,640
	40,467,978	30,182,374

Financial Liabilities
Trade and other payables	2,786,280	1,814,390
Lease liability – rental property	693,623	867,841
Contingent consideration at fair value	2,699,010	1,762,656
	6,178,913	4,444,887

(c)
Financial Risk Management Objectives

The Board, through the Audit and Risk Management (“ARM”) Committee, is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems.

Notes to the Financial Statements

for the financial year ended 30 June 2022

In summary, Group policies are designed to ensure significant strategic, operational, legal, reputational and financial risks are identified, assessed, and effectively monitored and managed in a manner sufficient for a company of Bionomics’ size and stage of development to enable achievement of the Group’s business strategy and objectives.

The Group’s risk management policies are managed by the key management personnel and are reviewed by the ARM Committee according to a timetable of assessment and review proposed by that committee and approved by the Board.

(d)
Market Risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates (see (e) below) and interest rates (see (f) below).

The Group may use derivative financial instruments to manage its exposure to foreign currency risk, if and when appropriate.

The Group has not entered into any interest rate derivatives.

The Group measures market risk exposures using sensitivity analysis. There has been no material change to the Group’s exposure to market risks or the manner in which these risks are managed and measured.

There were no derivative financial instruments outstanding as at 30 June 2022 (2021: nil).

(e)
Foreign Currency Risk Management

The Group undertakes certain transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed in accordance with established policies. The Group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollars is as follows:

	2022 $	2021 $
Denominated in USD
Monetary items
Cash and cash equivalents	17,786,031	624,819
Trade and other payables	(1,298,425)	(672,353)
Contingent consideration liability	(2,699,010)	(1,762,656)
Total monetary items	13,788,596	(1,810,190)
Non-monetary items
Goodwill	5,921,027	5,453,648
Other intangible assets	9,838,274	9,945,755
Deferred tax liability	(1,798,625)	(1,842,303)
Total non-monetary items	13,960,676	13,557,100

Total denominated in USD	27,749,272	11,746,910

Foreign Currency Sensitivity Analysis

The following table details the Group’s sensitivity to a 10% increase and decrease in the Australian dollar against the US dollar. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency rates. The sensitivity analysis below includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit or equity where the Australian dollar strengthens 10% against the relevant currency.

For a 10% weakening of the Australian dollar against the relevant currency, there would be a comparable impact on the profit or equity with the balances being the opposite.

Notes to the Financial Statements

for the financial year ended 30 June 2022

	2022 $	2021 $
Profit or loss (i)	1,796,641	(222,678)
Equity (ii)	18,815	3,135

(i)
This is attributable to the exposure to outstanding USD net monetary assets at the end of the reporting period.
(ii)
This is attributable to the exposure to outstanding USD net monetary assets at the end of the reporting period in the subsidiaries which is denominated in USD and reflected in the foreign currency translation reserve.

The Group’s sensitivity to foreign currency has increased as at 30 June 2022 mainly due to an increase in cash and cash equivalents that are denominated in USD as a result of the US IPO.

The sensitivity analysis may not represent the quantum of foreign exchange risk because the exposure at the end of the reporting period does not reflect the exposure during the year. Requirements change during the financial year depending on research and development.

Forward Foreign Exchange Contracts

It is the policy of the Group to enter into forward foreign currency contracts to cover specific foreign currency payments and receipts when appropriate (such as when there is a legal commitment to pay or receive foreign currency or the Executive Chairman or Chief Executive Officer has a high degree of confidence (>90%) that a foreign currency exposure will arise).

Under the Group’s Treasury Policy, the Chief Financial Officer will manage the foreign exchange transaction risk adopting the following guidelines:

•
Generally, hedge foreign exchange exposure identified above by entering into a forward currency contract.
•
The duration of any forward currency contract(s) will approximate the period in which the net currency exposure arises.
•
Recognising the uncertainty that exists in projecting forward foreign currency flows, a maximum net foreign currency exposure position may be held at any point in time.

Due to the long-term nature of the net investment in the USD denominated wholly owned subsidiaries, the investments will not be hedged into Australian dollars, with the result that the Australian dollar value of the investments will fluctuate with the market rate through the foreign currency translation reserve.

There were no forward foreign currency contracts outstanding as at 30 June 2022 (2021: nil).

(f)
Interest Rate Risk Management

The US bank loan had a variable interest rate with a floor. At 30 June 2020 the effective interest rate was 10.78% and this effective interest rate did not change during the year ended 30 June 2021 (the US borrowing was repaid in full during April 2021). The Group’s other borrowing are at fixed interest rates. The Group does not use interest rate swap contracts or forward interest rate contracts.

The Group is exposed to interest rate risk only in relation to the cash and cash equivalent balances, as the interest rate floor on the US borrowing is above the LIBOR rate.

Interest Rate Sensitivity Analysis

The Group has no borrowings, other than lease liability (rental property) which is at a fixed interest rate.

(g)
Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

Notes to the Financial Statements

for the financial year ended 30 June 2022

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group’s maximum exposure to credit risk.

(h)
Liquidity Risk Management

Ultimate responsibility for liquidity risk management rests with the Board, which has approved an appropriate liquidity risk management framework for management of the Group’s short-, medium- and long-term funding. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities.

(i)
Liquidity and Interest Rate Risk

The following tables detail the Group’s remaining contractual maturity for its financial liabilities with agreed repayment terms. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

To the extent that interest flows are at a variable rate, the undiscounted amount is derived from interest rate applicable at the end of the reporting period. The tables include both interest and principal cash flows.

2022	Weighted average effective interest rate %	Less than 1 month $	1 – 3 months $	3 – 12 months $	1 to 5 years $	5 + years $	Total $
Trade and other payables	-	2,786,280	-	-	-	-	2,786,280
Lease liability – rental property (fixed interest rate)	3.56	15,069	45,206	121,043	563,262	-	744,580
		2,801,349	45,206	121,043	563,262	-	3,530,860

2021	Weighted average effective interest rate %	Less than 1 month $	1 – 3 months $	3 – 12 months $	1 to 5 years $	5 + years $	Total $
Trade and other payables	-	1,814,390	-	-	-	-	1,814,390
Lease liability – rental property (fixed interest rate)	3.56	40,141	43,764	117,184	744,579	-	945,668
		1,854,531	43,764	117,184	744,579	-	2,760,058

(j)
Fair Value of Financial Instruments

The Group has no financial assets that are measured at fair value and the only financial liability that is measured at fair value at the end of each reporting period is contingent consideration (Note 31). The value of financial

Notes to the Financial Statements

for the financial year ended 30 June 2022

assets and other financial liabilities approximate their fair value. The following table gives information about how the fair value of the financial liability is determined.

Financial Liabilities	Fair value as at 30 June 2022 $	Fair value as at 30 June 2021 $	Fair value hierarchy	Valuation technique	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Contingent consideration in a business combination (Note 31)	2,699,010	1,762,656	Level 3	Discounted cash flow	Discount rate of 25% (pre-tax) and probability adjusted revenue projections.	The higher the discount rate, the lower the value. The higher the possible revenue the higher value.

Reconciliation of Level 3 fair value measurements

	2022	2021
	Contingent consideration in a business combination $	Contingent consideration in a business combination $
Opening balance Total (gain) or loss:	1,762,656	4,975,159
- in profit or loss	936,354	(3,212,503)
Closing balance	2,699,010	1,762,656

NOTE 24: KEY MANAGEMENT PERSONNEL COMPENSATION

The aggregate compensation made to Directors and other members of key management personnel of the Group is set out below:

	2022 $	2021 $
Short-term employee benefits	2,535,560	2,269,030
Post-employment benefits	69,039	51,982
Other long-term benefits	22,241	9,480
Share-based payments	2,819,133	1,298,208
Total key management personnel compensation	5,445,973	3,628,700

Notes to the Financial Statements

for the financial year ended 30 June 2022

NOTE 25: COMMITMENTS FOR EXPENDITURE

(a)
Operating Leases

Operating leases related to photocopier with lease term of 4 years (2021: 5 years). The following table gives information about this lease commitment, which are not included in the lease liability due to the application of the practical expedients to exclude low value leases from lease liabilities.

	2022 $	2021 $
Non-cancellable Operating Lease Commitments
Within one year	5,064	5,064
Later than one year but not greater than five	13,504	19,412
Later than five years	-	-
Minimum lease payments	18,568	24,476

(b)
Rental Agreements

The Group previously sub-lets areas of its facility, which expired on 12 July 2021. Rent received from these agreements was treated according to the accounting policy outlined in Note 2(s)(iii). The following table gives information about future rental income.

Future Rental Income Receivable	2022 $	2021 $
Within one year	-	6,549
Later than one year but not greater than five	-	-
	-	6,549

NOTE 26: REMUNERATION OF AUDITORS

	2022 $	2021 $
Audit or Review of Financial Reports
- Group	969,726	86,500

The auditor of Bionomics Limited is Ernst & Young.

NOTE 27: CASH FLOW INFORMATION

(a)
Cash and Cash Equivalents

For the purposes of the consolidated statement of cash flows, cash and cash equivalents include cash on hand and in banks, net of outstanding bank overdrafts. Cash and cash equivalents at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

	2022 $	2021 $
Cash and cash equivalents (Note 8)	33,564,857	28,499,449

Notes to the Financial Statements

for the financial year ended 30 June 2022

(b)
Reconciliation of Operating Loss to Net Cash Outflow from Operating Activities

	2022 $	2021 $
(Loss) for the year	(21,759,358)	(8,697,037)
Items in loss
Depreciation and amortisation	1,109,412	1,700,878
Share-based payments	2,829,689	1,308,349
Loss/(Gain) on asset disposals	1,827	21,010
Contingent consideration – change in fair value	936,354	(3,212,503)
Amortisation of transaction costs	-	252,019
Accrual of final borrowing payment	-	528,819
Net foreign exchange differences	738,423	(1,067,746)
Interest received	(9,869)	(5,756)

Changes in Operating Assets and Liabilities
Decrease/(Increase) in receivables	(39,148)	34,078
Decrease in research and development incentive receivable	(5,791,688)	1,991,468
(Increase)/Decrease in other assets	(600,285)	(85,648)
(Decrease)/Increase in payables	979,902	(63,305)
(Decrease) in provisions	41,062	(55,923)
(Decrease) in deferred tax liability	(191,808)	(187,427)
Net cash outflows from operating activities	(21,755,487)	(7,538,724)

NOTE 28: LOSS PER SHARE

	2022	2021
Basic loss per share	($0.02) (2 cent)	($0.01) (1 cent)
Diluted loss per share	($0.02 (2 cent)	($0.01 (1 cent)

The basic and diluted loss per share amounts have been calculated using the ‘Loss after income tax’ figure in the consolidated statement of profit or and other comprehensive income.

	2022 $	2021 $
Loss Per Share (Basic and Diluted):
Loss after tax for the year	(21,759,358)	(8,697,037)

	2022 number	2021 number
Weighted Average Number of Ordinary Shares - Basic
Weighted average number of ordinary shares used in calculating basic loss per share:	1,353,350,744	779,941,036

Weighted Average Number of Ordinary Shares – Diluted
Weighted average number of ordinary shares used in calculating basic loss per share:	1,353,350,744	779,941,036
Shares deemed to be issued for no consideration in respect of employee options	31,065,272	20,056,450
Potential ordinary shares which are anti-dilutive and excluded	(31,065,272)	(20,056,450)
Shares deemed to be issued for no consideration in respect of warrants	142,000,000	166,082,988
Potential ordinary shares which are anti-dilutive and excluded	(142,000,000)	(166,082,988)
Weighted average number of ordinary shares used in the calculation of diluted loss per share	1,353,350,744	779,941,036

Notes to the Financial Statements

for the financial year ended 30 June 2022

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted loss per share.

	2022 number	2021 number
Employee options	31,065,272	20,056,450
Warrants	142,000,000	166,082,988

NOTE 29: RELATED PARTY TRANSACTIONS

(a)
Parent Entity

The immediate parent and ultimate controlling party of the Group is Bionomics Limited. Interests in subsidiaries are set out in Note 12.

(b)
Key Management Personnel

Disclosures relating to compensation of key management personnel are set out in Note 24 and the Directors’ Report.

(c)
Loans to Directors and Other Key Management Personnel

There were no loans to any Directors of the Company or other key management personnel of the Group during the financial year ended 30 June 2022 (2021: Nil).

(d)
Shares Issued to Apeiron Investment Group Limited (“Apeiron”) and Apeiron Presight Capital Fund II LP (“Presight”), (Director related entities).

During the year ended 30 June 2022, 7,287,480 shares were issued to Apeiron, and 109,311,660 shares were issued to Presight at $0.09645 per share as a result of the US IPO (2021: 54,333,000 shares at $0.04 per share issued to Apeiron as a result of share placements and 26,222,424 shares issued to Apeiron at $0.145 per share as a result of the Rights Issue that occurred).

(e)
Shares Issued to BVF Partners (a Director related entity) ("BVF")

During the year ended 30 June 2022, 14,574,780 shares at $0.09645 per share were issued to BVF as a result of the US IPO (2021: 10,864,351 shares at $0.04 per share and 36,115,866 shares at $0.145 per share as a result of the rights issue that occurred).

(f)
Shares Issued to Directors

No shares were issued to Directors during the year ended 30 June 2022. During the year ended 30 June 2021 shares were issued to the following Directors as a result of the rights issue that occurred:

•
15,949 shares at $0.04 per share to Mr Peter Turner; and
•
15,949 shares at $0.04 per share and 35,990 shares at $0.145 per share to Mr David Wilson.
(g)
Shares Issued to Other Key Management Personnel

On 28 August 2020, 314,246 fully paid shares were issued to Mr Jack Moschakis and 109,986 fully paid shares were issued to Ms Liz Doolin as part of their bonus for the year ended 30 June 2020, based on the average 5-day VWAP for the period to 28 August 2020.

(h)
Share Options Issued to Directors and Other Key Management Personnel

During the year ended 30 June 2022 share options were issued to Dr Errol De Souza, details about these share options are set out in Note 21(b) (i) to the Financial Statements.(2021: share options were issued to Dr Errol De Souza, Dr Jane Ryan, Mr Jack Moschakis and Ms Liz Doolin, details about these share options are set out in Note 21(b) (ii) to the Financial Statements).

(i)
Warrants Issued to Apeiron (a director related entity)

On 26 August 2020, shareholders approved, as consideration for Apeiron underwriting a share issue that would raise at least $15 million, that Apeiron would be issued 150 million warrants to subscribe for shares at $0.06 per share with an expiry date of 23 August 2023, details about these warrants are set out in Note 21(c) to the Financial Statements.

(j)
Memorandum of Understanding (“MOU”) with EmpathBio Inc (“EmpathBio”)

On 17 February 2021, the Company entered into a MOU with EmpathBio Inc, a wholly owned subsidiary of Germany-based CNS clinical development company, atai Life Sciences NV (“atai’), what is a related party of Apeiron (a director related entity), when the MOU was signed. Under the MOU, the Company and EmpathBio

Notes to the Financial Statements

for the financial year ended 30 June 2022

propose to collectively explore a combination drug treatment regimen with Bionomics’ BNC210 and EmpathBio's 3,4-Methylenedioxymethamphetamine (MDMA) derivative EMP-01. The parties will explore whether the different mechanisms of action of EMP-01 and BNC210 may offer the potential for developing an improved treatment regimen for the treatment of PTSD.

NOTE 30: PARENT ENTITY INFORMATION

The accounting policies of the parent entity, which have been applied in determining the financial information for the year ended 30 June shown below, are the same as those applied in the consolidated financial statements. Refer to Note 2 for a summary of the significant accounting polices relating to the Group, except investment in subsidiaries and receivables from subsidiaries which are carried at cost less any impairment allowance.

	2022 $	2021 $
Financial Position

Assets
Current assets	42,979,242	31,589,198
Non-current assets	20,530,807	20,830,576
Total assets	63,510,049	52,419,774

Liabilities
Current liabilities	3,354,140	2,359,177
Non-current liabilities	3,243,055	2,463,060
Total liabilities	6,597,195	4,822,237
Net Assets	56,912,854	47,597,537

Equity
Issued capital	217,695,759	190,190,147
Reserves	6,337,264	6,328,691
Accumulated losses	(167,120,169)	(148,921,301)
Total equity	56,912,854	47,597,537

	2022 $	2021 $
Financial Performance
(Loss) for the year	(20,692,224)	(9,415,213)
Other comprehensive income	-	-
Total comprehensive (loss)	(20,692,224)	(9,415,213)

(a)
Property, Plant and Equipment Commitments

There were no contractual commitments for the acquisition of property, plant or equipment as at 30 June 2022 (2021: Nil).

(b)
Contingent Liabilities and Guarantees

The contingent liabilities and guarantees of the parent are the same as disclosed in Note 31.

NOTE 31: CONTINGENT CONSIDERATION

During the year ended 30 June 2013, the Company acquired Eclipse Therapeutics, Inc (Eclipse) into its wholly owned subsidiary, Bionomics Inc. Part of the consideration are potential cash earn-outs to Eclipse security holders based on achieving late-stage development success or partnering outcomes of the Eclipse asset that was acquired. This liability is recorded at fair value; see Note 23(j), for information about the calculation of the fair value. Due to changes in the projected inputs, being the timing and quantum of expected cash outflow, which are in USD dollars, the liability

Notes to the Financial Statements

for the financial year ended 30 June 2022

increased by $936,354 at 30 June 2022 (decreased by $3,212,503 at 30 June 2021). Inputs used are based on the anticipated amounts and timing of potential milestone and royalty payments from licensing agreement with Carina Biotech Pty Ltd (Carina). Australian Accounting Standards required that in a “business combination” (the Company acquiring Eclipse) any contingent consideration liability at acquisition date needs to be recorded at the fair value and subsequent changes in the fair value is recognised in profit or loss, but any contingent assets at acquisition date are not allowed to be recorded. The Company has a contingent asset (the expected payments to be received from Carina) at 30 June 2022 which is greater than the contingent consideration liability.

	2022 $	2021 $
Opening balance	1,762,656	4,975,159
Change in fair value	936,354	(3,212,503)
Closing balance	2,699,010	1,762,656

NOTE 32: CONTINGENT LIABILITIES

•
In January 2012, the Company entered into a research and license agreement with Ironwood Pharmaceuticals, Inc., or Ironwood, pursuant to which Ironwood was granted worldwide development and commercialisation rights for BNC210. In November 2014, the parties mutually agreed to terminate this license agreement, reverting all rights to BNC210 back to the Company. The sole obligation to Ironwood is to pay Ironwood low single digit royalties on the net sales of BNC210, if commercialised. It is not practicable to estimate the future payments of any such royalties that may arise due to the stage of development of BNC210.
•
The Group has provided a restricted cash deposit of $119,000 (2021: $554,640) as security for an unconditional irrevocable bank guarantee as a rent guarantee of $119,000 (2021: $554,640)) to the landlord of the Company’s leased office premises.
•
The Group has a consultancy agreement with Dr Errol De Souza who is paid US$43,750 per month (plus reimbursement of health care benefits of up to US$22,000 per year), plus a short-term incentive/bonus potential of 60% of fixed remuneration as assessed by the independent non-Executive directors against agreed financial, strategic and operational targets, for performance exceeding such applicable performance criteria the annual bonus may be increased up to 100% of Base Salary.
•
The Group has a contingent liability in relation to this consultancy agreement, where the arrangement is terminated by the Company without cause, redundancy or resignation for good reason, in that the Company will:
o
pay severance of twelve months of Base Salary plus a pro rata amount of the target bonus potential to be paid in equal instalments over the following 12-month period, and
o
any outstanding equity compensation awards will fully and immediately vest with respect to any amounts that would have vested as if remaining employed for an additional 24 months.
•
•
Any termination benefits in excess of the limits in the Corporations Act are subject to shareholder approval.

NOTE 33: EVENTS OCCURRING AFTER REPORTING DATE

On 15 July 2022, the Company issued 7,700,000 share options to subscribe for 7,700,000 shares at $0.0543 per share, under the Employee Equity Plan that was approved by shareholders at the Annual General Meeting held on 2 December 2021, including 7,500,000 share options that were issued to key management personnel (KMP). 25% of the Options vest at the end of 12 months following the Offer Date (8 July 2022), and 75% vest in 12 substantially equal instalments (6.25%) on the last day of each calendar quarter over the 4-year period following the end of the initial 12 months following the Offer Date. The share options expire on the date that is 5 years following each vesting date.

Details of share options that were issued to the KMPs are set out below:

KMP	Number
Mr Adrian Hinton	2,000,000
Mr Connor Bernstein	3,500,000
Ms Liz Doolin	2,000,000

Notes to the Financial Statements

for the financial year ended 30 June 2022

On 5 August 2022, the Company received $2,085,453 research and development tax incentive refund relating to the financial year ended June 2021, which as at 30 June 2022 is included as part of the Research and Development Incentives Receivable, in the Consolidated Statement of Financial Position.

There are no other matters or circumstances that have arisen since the end of the financial year which significantly affect or may significantly affect the results of the operations of the Group.

NOTE 34: IMPACT OF COVID-19

The Board and Management have considered the impact of COVID-19 on the Company’s operations and financial performance. Overall, operations for the year ended 30 June 2022 have not been materially affected by the COVID-19 pandemic.

The clinical trials for PTSD and SAD started in US during July 2021 and January 2022, respectively and to date have not been materially affected by the COVID-19 pandemic except for postponing screening and enrolment of potential participants into the trial. However, there may be disruptions caused by COVID-19 pandemic that may result in increased costs and delays in completing the PTSD and SAD clinical trials. The Company is working closely with its clinical partners and has taken the necessary steps to allow for adjustments in the clinical trials protocol should they be required due to restrictions that may be imposed during the COVID-19 pandemic.

The Company cannot predict the scope and severity of any further disruptions as a result of COVID-19 or its impact on the business. Unforeseen disruptions to the business or any of the third parties we use, including the collaborators, contract organisations, manufacturers, suppliers, clinical trial sites, and regulators could materially and negatively impact our ability to conduct business in the manner and on the timelines presently planned. The extent to which COVID-19 pandemic may continue to impact the business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Currently, the Company is unable to determine the extent of the impact of the pandemic on the clinical trials, operations and financial performance going forward. These developments are highly uncertain and unpredictable and may materially adversely affect the Company’s future operating results and financial position.

Directors’ Declaration

The Directors declare that:

a)
in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;
b)
in the Directors’ opinion, the attached financial statements are in compliance with International Financial Reporting Standards issued by the International Financial Reporting Board, as stated in Note 2 to the financial statements;
c)
in the Directors’ opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity, and
d)
the Directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of the Directors made pursuant to section 295(5) of the Corporations Act 2001.

On behalf of the Directors

Errol De Souza

Executive Chairman

Dated this 25th day of August 2022

Ernst & Young 121 King William Street Adelaide SA 5000 Australia GPO Box 1271 Adelaide SA 5001	Tel: +61 8 8417 1600 Fax: +61 8 8417 1775 ey.com/au

Independent auditor’s report to the members of Bionomics Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Bionomics Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 30 June 2022, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes to the financial statements, including a summary of significant accounting policies, and the directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a.
Giving a true and fair view of the consolidated financial position of the Group as at 30 June 2022 and of its consolidated financial performance for the year ended on that date; and
b.
Complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial report of the current year. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial report section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial report. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial report.

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Carrying value of goodwill, intangible assets and contingent consideration liability

Why-significant	How-our-audit-addressed-the-key-audit-matter

At June 2022, the Group has goodwill of $12,868,122 and other intangible assets of $9,838,274 arising from the acquisition of controlled entities in prior periods as outlined in Notes 15 and 16 respectively.

A liability for contingent consideration arising as a result of past acquisitions of $2,699,010 was recorded, as outlined in Notes 23 and 31.

The determination of the recoverable amounts of goodwill and intangible assets used in assessing the carrying value of these assets for impairment requires significant judgements and estimates to be made by the Group.

The determination of the fair value of the contingent consideration liability is dependent on assumptions associated with the timing and amount of expected future cashflows from licensing agreements.

Accordingly, the carrying value of goodwill, intangible assets and the contingent consideration liability was considered to be a key audit matter.

The key judgements and estimates made by the Group in determining the recoverable amounts of the goodwill and intangible assets and the fair value of the contingent consideration include:

•
forecast probabilities of achieving the various phases in the lifecycle of the development of the drug compounds;
•
estimated future net cashflows associated with the potential commercialisation of drug compounds;
•
likelihood of the Group being able to identify partnership opportunities with a Pharma company to further develop their compounds under licencing agreements and the value of anticipated milestone under those agreements; and
•
discount rates used for calculating the present values of forecast cash flows.

Our audit procedures included the following:

•
Assessed whether the methodology applied by the group to determine the recoverable amount of goodwill and other intangible assets was in accordance with Australian Accounting Standards.
•
Agreed forecast expected future net cashflows to Board approved budgets.
•
Assessed the forecast probabilities of achieving projected milestones at the various phases in the lifecycle of drug compounds against industry data.
•
Assessed the historical accuracy of the Group’s forecasts.
•
In conjunction with our valuation specialists, determined whether the discount rate used by the Group was reasonable.
•
Considered the Group’s assumptions regarding the size of the therapeutic area market and the in-development product’s projected share of this market through both discussion with management and comparison to relevant corroborating external scientific literature and market research.
•
Evaluated the Group’s assessment of the current timing of the phases of each of the drug compounds in line with the market announcements made by the Group. We interviewed key research, development, and commercial personnel to corroborate these assumptions.
•
Where contractual arrangements existed, we assessed the key assumptions for the probability and value of milestones and royalty payments at the various phases against these.
•
Considered whether the Group’s approach to determining the fair value of the contingent consideration liability satisfied the requirements of Australian Accounting Standards.
•
Evaluated the discount rate used by the Group to determine the present value of the contingent consideration liability.
•
Performed sensitivity analysis on the key assumptions used in determining the contingent consideration liability; and
•
Considered the associated financial report disclosures included in Notes 15, 16, 23 and 31 against relevant accounting guidance.

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Information other than the financial report and auditor’s report thereon

The directors are responsible for the other information. The other information comprises the information included in the Company’s 2022 annual report, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon, with the exception of the Remuneration Report and our related assurance opinion.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
•
Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•
Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation.
•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial report. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated to the directors, we determine those matters that were of most significance in the audit of the financial report of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Report on the audit of the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in pages 10 to 19 of the directors’ report for the year ended 30 June 2022.

In our opinion, the Remuneration Report of Bionomics Limited for the year ended 30 June 2022, complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Ernst & Young

Nigel Stevenson

Partner

Adelaide

25 August 2022

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

Corporate Governance Statement and Shareholder Information

CORPORATE GOVERNANCE STATEMENT

The 2022 Corporate Governance Statement is located on the Company’s website under the “About” tab then “Corporate Governance”, or by copying the following into a web browser: https://ir.bionomics.com.au/corporate-governance/documents-charters .

SHAREHOLDER INFORMATION

All shareholder information provided is current as at 5 September 2022 (per ASX Listing Rule 4.10).

Substantial holders

The Company has received the following notices of substantial shareholdings:

Names of substantial holder/s	Date notice received by the Company	Relevant interest in number of securities	Percentage of total voting rights
BVF Partners L.P. on its own behalf and on behalf of BVF Inc., Mark N. Lampert, BVF I GP LLC, Biotechnology Value Fund, L.P., BVF II GP LLC and Biotechnology Value Fund II, L.P.	22 Dec 2021	170,089,885	12.99%
Apeiron Investment Group Limited (Apeiron) and Christian Berthold Angemayer[1]	4 Jan 2022	260,550,387	19.9%
Apeiron Presight Capital Fund II LP (Presight) [1]	4 Jan 2022	260,550,387	19.9%
Citigroup Global Markets Australia Pty Limited (ACN 003 114 832) and each of the related bodies corporate in the Citigroup group of companies worldwide[2]	6 Jan 2022	334,683,720	24.73%

1.
The substantial holder notices from Apeiron and Presight relate to the same voting shares.
2.
The substantial holder notice from Citigroup relates to voting shares held as Depositary for American Depositary Shares in the Company.

Distribution and number of holders of equity securities

The following table shows the distribution of shares and options over ordinary shares, for holders by size of holdings and number of holders as at 5 September 2022:

	Ordinary shares			Options over ordinary shares
	Number of holders of ordinary shares	Number of ordinary shares issued	% of total of ordinary shares issued	Number of holders of options	Number of options issued	% of total of options issued
1 to 1,000	476	206,477	0.02%	0	0	0%
1,001 to 5,000	1,572	4,556,857	0.34%	0	0	0%
5,001 to 10,000	907	7,271,514	0.54%	7	43,000	0.05%
10,001 to 100,000	2,282	82,207,137	6.07%	35	973,800	1.13%
100,001 and over	704	1,259,108,759	93.03%	15	85,356,767	98.82%
TOTAL	5,941	1,353,350,744	100.00%	57	86,373,567	100.00%

In addition, 2 holders hold 142,000,000 Warrants exchangeable into ordinary shares, each holding in excess of 100,001 Warrants each, being 100% of the Warrants on issue.

Corporate Governance Statement and Shareholder Information

At the closing market price of $0.055 per share, there were 2,623 shareholders with less than a marketable parcel of $500.

Voting rights

Clauses 7.10 of the Company’s Constitution stipulate the voting rights of members. In summary, but without prejudice to the provisions of the Constitution:

a)
on a show of hands, each member present has one vote; and
b)
on a poll every member present in person or by representative, proxy or attorney shall have one vote for each ordinary share held by the member.

Unlisted Options and Warrants carry no dividend or voting rights.

Twenty largest holders of quoted equity securities

The registered names of the twenty largest security holders of quoted fully paid ordinary shares and their respective holdings, as at 5 September 2022 are listed below:

Position	Holder Name	Holding	% Total Shares
1	CITICORP NOMINEES PTY LIMITED <CITIBANK NY ADR DEP A/C>	339,875,460	25.11
2	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	318,042,650	23.50
3	BNP PARIBAS NOMINEES PTY LTD ACF CLEARSTREAM	73,460,960	5.43
4	BNP PARIBAS NOMS PTY LTD <DRP>	43,985,676	3.25
5	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <GSCO CUSTOMERS A/C>	34,633,340	2.56
6	US REGISTER CONTROL A/C\C	32,409,786	2.39
7	BELL POTTER NOMINEES LTD <BB NOMINEES A/C>	28,472,814	2.10
8	CITICORP NOMINEES PTY LIMITED	20,002,049	1.48
9	BNP PARIBAS NOMINEES PTY LTD HUB24 CUSTODIAL SERV LTD <DRP A/C>	17,995,687	1.33
10	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	17,901,124	1.32
11	MR JASON HOWARD DAVID CAMM	9,102,132	0.67
12	L&M GROUP LIMITED	8,884,085	0.66
13	BNP PARIBAS NOMS PTY LTD <GLOBAL MARKETS DRP>	8,527,043	0.63
14	FORWARD VISION VII LP SERIES 2	6,830,075	0.50
15	MR MARK RICHARD POTTER + MRS REBECCA AMY POTTER <MARK & REBECCA POTTER A/C>	5,500,000	0.41
16	CHARMED5 PTY LTD	5,000,000	0.37
17	QUALVEST PTY LTD <LIN SUPER FUND A/C>	5,000,000	0.37
18	AMBRIA INVESTORS LP	4,845,050	0.36
19	PROVENDORE PTY LTD <THE WILKS SUPER FUND A/C>	4,418,550	0.33
20	WELAS PTY LTD <THE WALES FAMILY SUPER A/C>	4,403,719	0.33
Totals: Top 20 holders of ORDINARY FULLY PAID SHARES (Total)		989,290,200	73.10

Holdings of >20% of unquoted equity securities

1 holder holds more than 20% of unquoted Warrants, being Apeiron Investment Group Ltd who hold 139,000,000 Warrants exchangeable into ordinary shares, representing 98% of total Warrants.

Company Secretary
Ms Suzanne Irwin

Corporate Governance Statement and Shareholder Information

Registered and Administrative Office
200 Greenhill Road,
Eastwood, SA 5063, Australia.
Phone: +61 8 8150 7400

Securities exchange listings

Bionomics, a listed public Company, is domiciled and incorporated in Australia. Bionomics’ primary listing is on the Australian Securities Exchange (ASX) and trades under the ticker code “BNO”.

The Company’s American Depositary Shares ("ADSs") are quoted on the United States Securities and Exchange Commission (SEC) on the NASDAQ Global Market at a ratio of 180 ordinary shares to one ADS, trading under the ticker code “BNOX”. Citibank is the Company’s American Depository bank and facilitates the process of issuance and cancellations of ADSs. For more information visit: https://depositaryreceipts.citi.comor contact Citibank at:

Citibank, N.A.

Depositary Receipt Services

388 Greenwich Street

Trading Building, 3rd Floor

New York, NY 10013

Bionomics ordinary shares also trade in the United States on the OTCQB under the ticker code “BNOEF”.

Shareholder Registry

For any queries relating to Bionomics shares in Australia (e.g. updating contact or ownership details, dividend payments etc.) please contact:

Computershare Investor Services Pty Limited

Level 5, 115 Grenfell Street

Adelaide SA Australia 5000

Telephone: 1300 556 161 (within Australia)

+61 3 9415 4000 (outside Australia)

E-mail: web.queries@computershare.com.au

Web Address: www.computershare.com:

Shareholder’s information in relation to shareholding or share transfer can be obtained by contacting the company’s share registry. For all correspondence to the share registry, please provide your Security-holder Reference Number (SRN) or Holder Identification Number (HIN).

On-market buy back

The Company does not have a current buy-back plan.